24-4406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5

1-A ⓔ

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933


02031376

First Portland Corporation
(Exact name of issuer as specified in its charter)

Oregon
(State or other jurisdiction of incorporation or organization)

First Portland Corporation
7145 SW Varns Street
Portland, OR 97223-8057
Telephone: (503) 684-3417
Facsimile: (503) 684-0948

With a copy to:
William H. Caffee, Esq.
Jon R. Summers, Esq.
White & Lee LLP
805 SW Broadway, Ste 2440
Portland, Oregon 97205
Telephone: (503) 419-3002
Facsimile: (503) 419-3001

(Name, address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Arthur E. Levinson
7145 SW Varns Street
Portland, Oregon 97223-8057
(503) 684-3417

(Name, address, including zip code, and telephone number, including area code of agent for service of process)

525990
(Primary Standard Industrial Classification Number)

93-0870892
(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified
upon the order of the Commission,
unless a subsequent amendment is filed indicating the intention
to become qualified by operation of the terms of Regulation A.

Total Number of Pages 53

Exhibit List – Page 23



PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) The names and business and residential addresses of the issuer's directors are as follows:

Director	Business Address	Residential Address
Arthur E. Levinson	7145 SW Varns Street Portland, OR 97223-8057	14 Derech HaAchayot Jerusalem, Israel 95744
Leonard Ludwig	7145 SW Varns Street Portland, OR 97223-8057	6475 SW 90th Avenue Portland, OR 97223
John J. Estok	7145 SW Varns Street Portland, OR 97223-8057	14113 Amberwood Circle Lake Oswego, OR 97035

(b) The names and business and residential addresses of the issuer's officers are as follows:

Officer	Business Address	Residential Address
Arthur E. Levinson	7145 SW Varns Street Portland, OR 97223-8057	14 Derech HaAchayot Jerusalem, Israel 95744
Leonard Ludwig	7145 SW Varns Street Portland, OR 97223-8057	6475 SW 90th Avenue Portland, OR 97223
John J. Estok	7145 SW Varns Street Portland, OR 97223-8057	14113 Amberwood Circle Lake Oswego, OR 97035
Randy R. Morris	7145 SW Varns Street Portland, OR 97223-8057	4066 Sunset Hills Dr., SE Turner, OR 97392
Kurt A. Zwetschke	7145 SW Varns Street Portland, OR 97223-8057	8112 SW Rigert Court Beaverton, OR 97007
Craig Shipley	120 South Riverside Plaza Ste 1488 Chicago, IL 60606	3707 North Marshfield Avenue Chicago, IL 60613

(c) Not applicable

(d) The names and business and residential addresses of record owners of 5% or more of any class of the issuer's equity securities are as follows:

Shareholder	Business Address	Residential Address
FP Holdings, Inc.	7145 SW Varns Street Portland, OR 97223-8057	Not Applicable

(e) The names and business and residential addresses of beneficial owners of 5% or more of any class of the issuer's equity securities are as follows:

Shareholder	Business Address	Residential Address
Leonard Ludwig	7145 SW Varns Street Portland, OR 97223-8057	6475 SW 90th Avenue Portland, OR 97223
Arthur E. Levinson	7145 SW Varns Street Portland, OR 97223-8057	14 Derech HaAchayot Jerusalem, Israel 95744

(f) Not applicable

(g) Not applicable

(h) The name and business and residential address of counsel to the issuer with respect to the proposed offering is as follows:

Counsel	Business Address	Residential Address
White & Lee LLP	805 SW Broadway Suite 2440 Portland, Oregon 97205	Not Applicable

(i) Not applicable

(j) Not applicable

(k) Not applicable

(l) Not applicable

(m) Not applicable

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to item 1 are subject to any disqualification provisions as set forth in Rule 262

(b) Not applicable

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by any affiliate of the issuer.

ITEM 4. Jurisdiction in Which Securities Are to be Offered

(a) The securities will not be offered by underwriters, dealers or salespersons in any jurisdictions.

(b) The issuer plans to contact potential investors through advertisements, by direct mailings and through the issuer's Web site. The securities will be offered in Oregon and Washington.

ITEM 5. Unregistered Securities Issued Or Sold Within One Year

(a) No securities have been sold within one year.

(b) Not applicable.

(c) Not applicable.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any affiliate is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Not applicable

(b) Not applicable

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

(a) Not applicable

ITEM 9. Use of a Solicitation of Interest Document

No written document or broadcast script authorized by Rule 254 has been used.

PART II – OFFERING CIRCULAR

{FIRSTCORP LOGO}

$5,000,000 SUBORDINATED DEBENTURES

FIRST PORTLAND CORPORATION

We are offering $5,000,000 in aggregate principal amount of subordinated debentures of First Portland Corporation (sometimes referred to by us as "FIRSTCORP®", our trade name, or the "Company") with maturities ranging from one to five years (the "Offering"). The minimum purchase price for a debenture is $5,000. We will provide the interest rates currently being offered on the debentures in a supplement to this Offering Circular. The debentures are subordinated to all Senior Indebtedness as defined in the Securities Being Offered section of this Offering Circular. The Offering will begin on the date of this Offering Circular and continue until we have sold all of the debentures offered, such earlier date as we may close or terminate the Offering, or two years from the date of this Offering Circular. There is no required minimum number of debentures to be sold in the Offering, and investor funds will not be placed in an escrow account before the Company has access to them. We will self underwrite this Offering on a best efforts basis, and therefore will not be using any brokers or dealers.

Our principal executive offices are located at 7145 SW Varns Street, Portland, Oregon 97223-8057. Our telephone number is (503) 684-3417 and our facsimile is (503) 684-0948. We maintain a site on the Internet at www.FIRSTCORP.com.

There are material risks that you should consider before purchasing any debentures from the Company. The subordinated debentures do not provide for any sinking fund payments or principal payments before maturity, are not insured by any governmental body or agency, and are not subject to a trust indenture. See **"Risk Factors"** on page 5 for a discussion of risk factors that should be considered in connection with an investment in the debentures.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE DEBENTURES IN ANY JURISDICTION WHERE SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE DIFFERENT REPRESENTATIONS BY US CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

	Price to Public	Underwriting Discount And Commissions (2)	Proceeds To Issuer (3)
One year debenture (1)	100%	0	100%
Two year debenture (1)	100%	0	100%
Three year debenture (1)	100%	0	100%
Four year debenture (1)	100%	0	100%
Five year debenture (1)	100%	0	100%
Total	**$5,000,000**	**0**	**$5,000,000**

Footnotes:

(1) We are offering an aggregate of $5,000,000 subordinated debentures, which may be sold in one, two, three, four or five year maturities at interest rates provided in a supplement to the Offering Circular.

(2) We plan to offer and sell the debentures directly to investors and have not retained any underwriters, brokers or placement agents in connection with this Offering.

(3) Represents proceeds before deduction of offering expenses estimated to be $100,000.

The date of this Offering Circular is _____________, 2002
The Offering will terminate _____________, 2004

TABLE OF CONTENTS

I. **SUMMARY** 5

OUR BUSINESS 5

THE OFFERING 5

II. **RISK FACTORS** 5

SINCE THE DEBENTURES ARE UNSECURED AND SUBORDINATE TO SENIOR INDEBTEDNESS, YOU MAY NOT BE REPAID IF WE WERE TO BECOME INSOLVENT 5

NO ONE IS GUARANTEEING OR INSURING THE DEBENTURES SO YOU HAVE NO OTHER SOURCES OF REPAYMENT IF WE DEFAULT 6

OUR BUSINESS IS NOT REGULATED BY THE FEDERAL GOVERNMENT SO YOU LACK THE PROTECTION OF GOVERNMENTAL EXAMINATION 6

SINCE THERE IS NO TRUST INDENTURE, YOU WILL NEED TO MAKE YOUR OWN DETERMINATION WHEN TO ENFORCE YOUR RIGHTS IN THE EVENT OF A DEFAULT 6

YOU MAY NOT BE ABLE TO SELL YOUR DEBENTURES; DEBENTURES ILLIQUID 6

WE PLAN ON REPAYING THE DEBENTURES FROM OUR OPERATING INCOME RATHER THAN F ROM A SPECIAL FUND SET ASIDE FOR REPAYMENT 6

FEDERAL AND STATE LAW AND OTHER FACTORS MAY IMPEDE RECOVERY EFFORTS AND AFFECT OUR ABILITY TO RECOUP THE FULL AMOUNT DUE ON THE LEASES 6

IF WE LACK ACCESS TO FINANCING AT COMPETITIVE RATES, OUR ABILITY TO REPAY THE DEBENTURES MAY BE IMPACTED 7

COMPETITIVE PRESSURE MAY REDUCE OUR PROFITABILITY AND FINANCIAL ABILITY TO REPAY INDEBTEDNESS 7

WE MAY REDEEM YOUR DEBENTURE AT ANY TIME AND YOU MAY NOT RECEIVE RATES AS FAVORABLE UPON REINVESTMENT 7

COMPETITIVE PRESSURE MAY REDUCE OUR PROFITABILITY AND FINANCIAL ABILITY TO REPAY INDEBTEDNESS 7

TERRORIST ATTACKS IN THE UNITED STATES MAY CAUSE DISRUPTION IN OUR BUSINESS AND OPERATIONS, AND OTHER ATTACKS OR ACTS OF WAR MAY ADVERSELY AFFECT THE MARKETS IN WHICH WE OPERATE, OUR PROFITABILITY AND OUR ABILITY TO REPAY OUR NOTES 7

OUR CUSTOMERS MAY BE LESS CREDITWORTHY THAN THOSE OF FINANCIAL INSTITUTIONS SO A HIGHER DEFAULT RATE MAY AFFECT OUR ABILITY TO REPAY 7

WE HAVE NOT ENGAGED A BROKER/DEALER TO CONDUCT SALES OF THE DEBENTURES; DEBENTURES ONLY AVAILABLE FOR SALE IN OREGON AND WASHINGTON 8

THE HOLDERS OF DEBENTURES WILL NOT HAVE ANY STOCKHOLDER RIGHTS 8

RECOVERY VALUE OF THE EQUIPMENT IS DEPENDENT ON THE LEASE PAYMENTS 8

COMPUTER EQUIPMENT WE PURCHASE MAY DEPRECIATE IN VALUE AND/OR BECOME OBSOLETE AS NEW TECHNOLOGY IS DEVELOPED 8

CONFLICTS OF INTEREST 8

THE COMPANY DOES NOT IDENTIFY EQUIPMENT FOR ACQUISITION; IT'S CUSTOMERS DO 8

III. **USE OF PROCEEDS** 8

IV. **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS** 10

GENERAL 10

PLAN OF OPERATION 10

RESULTS OF OPERATIONS 10

LIQUIDITY AND CAPITAL RESOURCES 11

V. DESCRIPTION OF BUSINESS 11

GENERAL 11

MARKETING 12

VENTURE LEASING 12

LEASE UNDERWRITING 13

INFORMATION TECHNOLOGY 13

FINANCING 13

COMPETITION 14

FACILITIES 14

VI. MANAGEMENT 14

VII. SUMMARY COMPENSATION TABLE 15

VIII. LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS 16

IX. PRINCIPAL STOCKHOLDERS 16

X. CERTAIN TRANSACTIONS AND RELATED TRANSACTIONS 17

OFFICE LEASE 17

SERVICING AGREEMENT WITH ASCOT CENTER ASSOCIATES III 17

SHAREHOLDER LOANS 17

XI. SECURITIES BEING OFFERED 18

GENERAL 18

SUBORDINATION OF THE DEBENTURES 18

REDEMPTION AT OUR OPTION 18

NO SINKING FUND OR INDENTURE 18

TRANSFER AGENT 18

EVENTS OF DEFAULT 18

XII. PLAN OF DISTRIBUTION 19

XIII. LIMITED STATE REGISTRATION 20

XIV. LEGAL MATTERS 20

XV. EXPERTS 20

XVI. FINANCIAL STATEMENTS .... F-1 - F-25

XVII. SIGNATURES 22

XVIII. EXHIBITS 23

We have filed with the Securities and Exchange Commission (the "SEC" or "Commission") an Offering Statement on Form 1-A under Regulation A of the Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Offering Circular does not contain all the information set forth in the Offering Statement and the exhibits thereto. For further information, reference is made to such Offering Statement and exhibits. Statements contained in this Offering Circular as to any contract, plan or other document are filed as an exhibit to the Offering Statement, with each such statement being qualified in all respects by such reference. Copies of the Offering Statement and the exhibits thereto may be inspected without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, and copies of all or any part thereof may be obtained from the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, DC 20549, upon payment of prescribed fees.

This Offering Circular contains forward-looking statements based on our current expectations about our Company and our business. You can identify these forward-looking statements because they usually contain words such as "expect," "believe," "plan," "intend," "anticipate" and other similar expressions. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors described in the "Risk Factors" section and elsewhere in this Offering Circular.

SUMMARY

You should read the following summary together with the more detailed information, financial statements and notes to financial statements appearing elsewhere in this Offering Circular.

OUR BUSINESS

FIRSTCORP® has over twenty years experience in the equipment leasing business. We have relationships with sellers of equipment such as computers and other productive equipment (our vendors) through which we provide financing to their customers by purchasing equipment from the vendors and leasing the equipment to the vendors' customers on equipment financing leases, typically with either a one dollar or fair market value residual in which the lessee pays all costs associated with the collateral such as taxes, maintenance and insurance. The typical lease term varies between 12 and 60 months.

THE OFFERING

Securities Offered .... $5,000,000 in principal amount of debentures at one, two, three, four and five year maturities. The debentures are redeemable by us and are not convertible or secured. They will be offered at minimum denominations of $5,000, and principal balances which exceed $10,000 qualify for a higher interest rate. Interest will be paid at your option, either monthly, quarterly, semiannual or at maturity. The debentures are second in right of payment or subordinate to Senior Indebtedness. See "Securities Being Offered" for a description of what constitutes Senior Indebtedness.

Risk Factors .... An investment in the debentures involves risk. No sinking fund has been established for the repayment of principal, and no governmental entity is guaranteeing the payment of the debentures. Furthermore, no trust indenture has been created to assume that holders are treated uniformly in the event of default. Please refer to "Risk Factors" for additional factors you should consider.

Use of Proceeds .... The net proceeds from the Offering, estimated to be approximately $4,900,000 if all of the debentures are sold, of which there can be no assurance (after deducting costs and expenses related to the Offering), will be used for financing purchases of equipment leases, for the repayment of credit facilities or lines of credit and for working capital. For more information regarding how we will use the proceeds, please refer to "Use of Proceeds."

Financial Information.................................... The following financial information is as of May 31, 2001;

Total assets	$ 42,693,049
Stockholders' equity	$ 6,857,552
Total revenues	$ 12,622,882
Net income	$ 157,948

See the "Financial Statements" for our audited year-end financial statements.

RISK FACTORS

In analyzing this Offering, you should carefully consider certain risks entailed in an investment in the debentures discussed below, as well as the other information contained in this Offering Circular.

Since The Debentures Are Unsecured And Subordinate To Senior Indebtedness, You May Not Be Repaid If We Were To Become Insolvent

The payment of principal and interest on the debentures will be unsecured general obligations of FIRSTCORP®, subordinated in right of payment to all present and future Senior Indebtedness. Senior Indebtedness is defined generally to include all indebtedness created, incurred, assumed or guaranteed by FIRSTCORP® for money owed other than (i) the debentures, (ii) indebtedness of FIRSTCORP® to any of its insiders, (iii) indebtedness of FIRSTCORP® to any of its subsidiaries (or from one subsidiary to another) or our parent, or (iv) indebtedness for amounts owed for goods, materials or services purchased in the ordinary course of business. There is no limitation on the amount of Senior Indebtedness which we may incur. If we were to become insolvent, our Senior Indebtedness would have to be paid in full before any payment would be made on the debentures. As a result, there may not be adequate funds remaining to pay the principal and interest on the debentures. See "Securities Being Offered—Subordination of the Debentures".

No One Is Guaranteeing Or Insuring The Debentures So You Have No Other Sources Of Repayment If We Default

Because the debentures are not insured against loss by the Federal Deposit Insurance Corporation ("FDIC") or any governmental agency, you could lose your entire investment. Neither the FDIC nor any other governmental or private agency insures the debentures. The holder of the debentures is dependent solely upon sources such as our earnings, proceeds from the sale or securitization of equipment leases, our working capital and other sources of funds, including proceeds from the continuing sale of subordinated debt and lines of credit for repayment of principal at maturity and the ongoing payment of interest on the debentures. If these sources of repayment are inadequate, you could lose your entire investment.

Our Business Is Not Regulated By The Federal Government So You Lack The Protection Of Governmental Examination

Because our business operations are generally not subject to regulation or examination by banking or other regulators (except for the Washington Department of Financial Institutions), these protections are not available to protect purchasers of our debentures. Currently, our operations are not regulated or subject to examination in the same manner as commercial banks, savings banks and thrift institutions. Our operations are, therefore, not subject to the stringent regulatory requirements imposed. We are, however, subject to periodic inspection and examination by the Department of Financial Institutions in Washington since we are a Debenture Company under Washington law.

Since There Is No Trust Indenture, You Will Need To Make Your Own Determination When To Enforce Your Rights In The Event Of Default

Each holder of a debenture will be required to determine when, and if, to commence an action against us in the event of a default under the terms of the debenture, since there is no trustee representing all similarly situated debentureholders pursuant to a trust indenture. You bear the risk that a holder who brings an action earlier than one who chose to forbear may receive more value on his debenture. Furthermore, you must provide us with written notice prior to your sale of debentures.

You May Not Be Able To Sell Your Debentures; Debentures Illiquid

The debentures will not be listed on any securities exchange; accordingly, there will not be a secondary market for the debentures. The absence of such a market will make it difficult to resell the debentures. As a result, you may not be able to liquidate your investment in the debentures prior to their maturity. You should consider your investment in the debentures to be illiquid. You should consider your needs for liquidity before investing in the debentures, and, upon investing, should be prepared to hold the debentures until maturity.

We Plan On Repaying The Debentures From Our Operating Income Rather Than From A Special Fund Set Aside For Repayment

No principal payments are due with respect to the debentures prior to their maturity nor is there any requirement for us to make payments to a sinking fund or otherwise periodically set aside funds for the retirement of the debentures. Retirement of the debentures will, accordingly, be dependent upon our generating sufficient excess cash flow or obtaining other financing at the time the debentures mature, neither of which can be assured.

Federal And State Law And Other Factors May Impede Recovery Efforts And Affect Our Ability To Recoup The Full Amount Due On The Leases

The application and requirements of state insolvency and federal bankruptcy laws may limit our recoveries on equipment when our customers fail to make payment as required by the leases. In the event that we must rely on repossession and sale of equipment to recover losses on non-performing leases, we may not recoup the full amount due because of the application of those requirements and restrictions. In addition, the Company may determine, at its discretion, that a deficiency judgment is not an appropriate or economically viable remedy, or may settle any deficiency judgment that we obtain at a significant discount.

Additional factors that may affect our ability to recoup the full amount due on a lease include:

- the failure to file financing statements to perfect the issuer's security interest in the equipment against a lessee;
- decline in market value;
- obsolescence;
- damage or loss of any item of equipment; and
- the application of federal and state bankruptcy and insolvency laws.

As a result, the debenture holders may be subject to delays in receiving payments.

If We Lack Access To Financing At Competitive Rates, Our Ability To Repay The Debentures May Be Impacted

Our business depends in part upon the availability and cost of financing. We believe that the availability of financing is an important factor. Any limitations or restrictions on the availability of financing would adversely affect our operations. Demand for equipment leasing is also affected by interest rate levels that are affected by national and international economic events and policies.

We May Redeem Your Debenture At Any Time And You May Not Receive Rates As Favorable Upon Reinvestment

The debentures will be redeemable by us at any time upon 60 days advance written notice to you. While we do not anticipate such redemptions, the Company may redeem your debenture in its discretion. In the event interest rates decrease from the time you purchase a debenture to the time we redeem the debenture, you may not find the then-prevailing interest rates in comparable debentures to be as favorable, in which case your investment income after reinvestment in other similar debentures would decrease.

Competitive Pressure May Reduce Our Profitability And Financial Ability To Repay Indebtedness

The equipment leasing industry is highly competitive and fragmented. Equipment leasing companies compete for desirable customers, financing and skilled labor. We compete with national, regional and local companies, many of whom have greater financial and other resources than we do. See the Description of Business – Competition section of this Offering Circular.

Terrorist Attacks In The United States May Cause Disruption In Our Business And Operations, And Other Attacks Or Acts Of War May Adversely Affect The Markets In Which We Operate, Our Profitability And Our Ability To Repay Our Notes

Recent terrorists' attacks in the United States have caused major instability in the U.S. financial markets. These attacks and any response on behalf of the U.S. Government may lead to armed hostilities or to further acts of terrorism in the United States which may cause a further decline in the financial market and may contribute to a further decline in economic conditions. These events may cause disruption in our business and operations including reductions in demand for our loan products and our debentures, increases in delinquencies and credit losses in our managed loan portfolio, changes in historical prepayment patterns and declines in collateral values. To the extent we experience an economic downturn, unusual economic patterns and unprecedented behaviors in financial markets, these developments may affect our ability to originate loans at profitable interest rates, to price future loan securitizations profitably and to effectively hedge our loan portfolio against market interest rate changes which could cause our stock price to decline. Should these disruptions and unusual activities occur, our profitability and cash flow could be reduced and our ability to make principal and interest payments on our notes could be impaired.

Our Customers May Be Less Creditworthy Than Those Of Financial Institutions So A Higher Default Rate May Affect Our Ability To Repay

While we review the creditworthiness of potential lessees, there can be no assurance that a default will not occur. A default may cause us to lose anticipated revenues and limit our ability to recover our investment in the equipment. Furthermore, if lessees of equipment encounter financial difficulties, they may voluntarily or involuntarily become subject to the provisions of the Bankruptcy Code that could delay or prevent us from taking the equipment back upon default.

We Have Not Engaged A Broker/Dealer To Conduct Sales Of The Debentures; Debentures Only Available For Sale in Oregon And Washington

We have not engaged a broker or dealer to conduct sales of the Debentures, and therefore, will offer the Debentures through our officers and directors who do not have any related experience in selling securities. There is no assurance that the officers and directors will be able to sell any or all of the Debentures. In addition, the debentures are only qualified to be sold in Oregon and Washington.

The Holders Of Debentures Will Not Have Any Stockholder Rights

No Debenture holder will have the right to vote or to consent or to receive notice as a stockholder in respect of meetings of stockholders for the election of directors of FIRSTCORP® or any other matters or any rights whatsoever as a stockholder of FIRSTCORP®.

Recovery Value Of The Equipment Is Dependent On The Lease Payments

Our customers are not required to make down payments on any of the equipment subject to a lease; therefore, the recovery value of the equipment is dependent on the customer's ability to make the lease payments over the term of the lease. If a lessee defaults on the lease or violates the terms of the lease, we may be forced to terminate the lease and recover the equipment. If we cannot arrange for a new lease or sell the equipment within a reasonable amount of time, there is no assurance that we will be able to recover the entire amount of our original investment in the equipment. Furthermore, there is no guarantee that the realized value of the collateral is the actual market value of the collateral when sold. In the event that the realized values of properties recovered and sold is less than the amount due on the lease in question, we may incur net charge offs, for which we have provided allowances of losses. To the extent recovery of equipment approaches zero and the default rate on leases becomes materially greater than it historically has been, we maybe unable to make scheduled payments on the Debentures when due. Please refer to the "Description of Business" section on page 11.

Computer Equipment We Purchase May Depreciate In Value And/Or Become Obsolete As New Technology Is Developed

The equipment we purchase may have little or no residual value and may adversely affect our assets and ability to repay the principal amount of the outstanding debentures. The residual value of the equipment returned to us as a result of a default or termination of a lease will depend, in part, upon the condition of the equipment, the cost of comparable new equipment, the technological obsolescence of the equipment and supply and demand for the equipment.

Conflicts Of Interest

We are involved with various conflicts of interest arising out of its relationship between our officers and affiliates. Although we entered into these transactions in the past and some are ongoing, the terms may not be as favorable to us than what could have been obtained from unaffiliated third parties. For instance, the Company loaned an aggregate $750,922 to certain shareholders during May 31, 1996 and September 23, 1997. The balance of these loans is $652,088. The loans were structured as demand loans; however, the Company has not demanded the repayment of these notes. In addition, the Company leases office space from Ascot III, an affiliate in which Leonard Ludwig and Arthur Levinson own a combined 66.7% equity interest. The terms of the lease require the repayment of rent of $16,000 per month and the lease terminates on May 31, 2008. Please refer to the "Certain Transactions and Related Transactions" section.

The Company Does Not Identify Equipment For Acquisition; Its Customers Do

Investors cannot assess all of the potential risks of this investment because none of the equipment to be purchased and the lessees to which the equipment will be leased have been identified. Investors will be dependent upon our judgment and ability to determine which customers to whom credit should be extended and the terms of that credit. Please refer to the "Lease Underwriting" section.

USE OF PROCEEDS

The net proceeds to us from the sale of debentures being offered by this Offering Circular are estimated to be $4,900,000 after deducting estimated Offering expenses if all of the Debentures are sold. Offering expenses will include travel expenses, advertising costs, as well as administrative staff costs and legal and accounting fees. The remainder of the proceeds are expected to be used for general corporate purposes including, but not limited to:

- financing the future growth of our lease portfolios and capital expenditures;
- the repayment of credit facilities and lines of credit:
- funding our overcollateralization requirements in connection with securitizations;
- paying interest and operating expenses;
- possible future acquisitions of related businesses or assets, although none are currently contemplated; and
- general operating activities.

The following table provides estimates of the amounts and percentages of the applications if proceeds in the event $500,000, $1,250,000, $2,500,000, $3,750,000 and $5,000,000 are raised.

	$500,000 (10%)		$1,2500,000 (25%)		$2,500,000 (50%)		$3,750,000 (75%)		$5,000,000 (100%)	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Estimated offering expenses	$100,000	20%	$100,000	8%	$100,000	4%	$100,000	3%	$100,000	2%
Financing lease portfolio growth	$200,000	40%	$575,000	46%	$1,075,000	43%	$1,575,000	42%	$2,075,000	42%
Repayment of credit facilities	$200,000	40%	$575,000	46%	$1,075,000	43%	$1,575,000	42%	$2,075,000	42%
Working capital	-	0%	-	0%	$250,000	10%	$500,000	13%	$ 750,000	15%
Total proceeds received	$500,000	100%	$1,250,000	100%	$2,500,000	100%	$3,750,000	100%	$5,000,000	100%

In addition, the precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds, actual funding requirements and the availability of other sources of funding. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments, including, but not limited to:

- treasury bills;
- commercial paper;
- certificates of deposit;
- securities issued by U.S. government agencies;
- money market funds; and
- repurchase agreements.

We reserve the right to change the application of proceeds if, in our determination, business conditions change or opportunities arise. For example, if interest rates sharply rise, we may decide to use proceeds from this Offering to retire Senior Indebtedness prior to its scheduled maturity. Also by way of example, if an opportunity to purchase another leasing company or a loan portfolio arises which we believe is undervalued, we may use proceeds from this Offering to acquire such company or such portfolio. We will amend this Offering Circular if we decide to change the application of the proceeds. We do not expect to make any loans to officers, directors or affiliates. No limits are expected to be established for the various maturities; however, we may adjust interest rates and our marketing emphasis for the purpose of staggering maturity dates of the debentures to minimize the impact on our cash flow. While we have no liquidity needs currently, if limited proceeds are received from this Offering, our business would not expand beyond our existing credit facility. We would not expect that occurrence to impact our liquidity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Offering Circular.

GENERAL

FIRSTCORP is an independent commercial equipment leasing company. We serve the small-ticket market involving transactions for the acquisition of equipment under $250,000. We are positioned in this market to accomplish disciplined growth and carefully controlled risk. We have approached this market through established equipment vendors and manufacturers and provide a quality product with quality service and support. Since this market is mature and competitive, we focus on vendors with annual sales of less than $20,000,000 who are capable of producing annual lease volume of at least $1,000,000. We employ a field sales organization to identify and develop vendor relationships.

The keys to our success include: the recruitment and retention of quality employees in management, sales, marketing, credit, accounting and collections; the availability of an adequate supply of reasonably priced financing to fund new leases; a comprehensive credit policy and underwriting procedures that are consistent with that policy; a highly productive organization through the investment in, and use of, new technology and automated processes; the ability to continue to access the small ticket market through well established vendors who sell and service quality products.

PLAN OF OPERATION

Our plan is to continue the business strategy outlined above. We are well positioned to grow our lease portfolio through lease originations with the $75,000,000 revolving commercial paper facility currently in place to fund this business. In addition, where the financial results are positive, we may purchase additional lease portfolios to further add to our business growth. *The resulting revenues from past and current operations will fund our operations for more than* the next 12 months. We do not expect to need to raise additional capital within the next 12 months.

As a financial and leasing company, we will not be conducting any product research and development, nor do we expect to purchase or sell any plant or significant equipment.

We will use the proceeds of this Offering to pay-off and pay-down existing debt in order to increase cash flow. We will also use the proceeds of this Offering to make or obtain more leases. We will continue to devote the majority of our time to increasing the number of leases in our portfolio as discussed above. Without proceeds from this Offering, we will continue to make and obtain leases pursuant to our strategy.

Leasing is a mature industry. It is, however, unclear at this time how the long-term economic uncertainties resulting from the tragic events of September 11 will affect equipment acquisition and leasing. At this time, we do not expect any significant changes in the number of employees, but if the volume of leases made or acquired declines as a result of these economic uncertainties, we will reduce costs accordingly, which may include a reduction in the number of employees.

RESULTS OF OPERATIONS

The following table sets forth the results of operations for the past two fiscal years (dollars are in thousands):

	2000	2001
Revenues	$14,795	$12,623
Operating costs	$11,968	$12,360
Income from operations	$2,827	$263

Revenues. Revenues were $12,623,000 for the year ending May 31, 2001. The decline in revenues from the prior year result from lower leasing revenues, as the Company discontinued making leases to venture related businesses, and a reduction in gains from sales of securities (securities which resulted from warrants received in connection with venture leases). Our leasing revenues are increasing as our commercial business continues to grow. In addition to ongoing new lease originations increasing revenues, in September 2001 we acquired a $16,000,000 lease portfolio, which will also increase our revenue and cash flow. We anticipate a much lower amount of gains on securities in 2002 (the actual in 2001 amounted to $2,008) due to the recent decline in the stock market. Over the next two years we expect total revenues to increase above prior year levels.

Operating Costs. Operating costs consist of interest expense, provision for losses, salaries, office occupancy costs, legal and professional fees, etc. These costs were $12,360,000 for fiscal year ending May 31, 2001. This was a significant increase from 2000 operating expenses. The primary reason for the increase was the addition of sales and credit personnel and related expenses to support the CDW Leasing business. Fees received from CDW Leasing for origination and serving activities offset these expenses. These fees received are included in other revenues. Operating expenses are expected to decrease in 2002, due to an emphasis on cost reductions where appropriate, plus additional deferral of lease origination costs for expected higher volumes of new leases. With a full infrastructure in place, we believe we are well positioned to achieve higher levels of growth without adding much additional cost.

Operating Income. The resulting operating income for the year ended May 31, 2001 was $263,000.

Discontinued Operations. FIRSTCORP® commenced leasing to venture funded pre-revenue companies in 1995. This had been a profitable business segment with $2,764,585 in income for the year ended May 31, 2001, and $4,140,559 for the year ended May 31, 2000. With the changing environment for emerging growth companies, this segment has been discontinued. We do not expect that the decision to discontinue venture leasing will have a material adverse affect on our business as we will concentrate on the continued growth of our commercial leasing activity.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our business primarily from cash generated by operating and investing activities. Net cash provided by operating and investing activities was over $2,000,000 for fiscal year 2001. We expect that the cash generated by operating and investing activities will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 12 months. Aside from our purchases of equipment for new leases, our own capital expenditures are expected to remain conservative for 2002. The actual capital expenditures for 2001 were approximately $200,000. These capital expenditures are primarily for our ongoing improvements to our information technology. As of May 31, 2001, the Company had cash and cash equivalents of over $2,000,000, and as of September 30, 2001 the total of cash and cash equivalents amounted to approximately $1,600,000 million.

DESCRIPTION OF BUSINESS

GENERAL

First Portland Corporation, dba FIRSTCORP® (the "Company") has over 20 years experience as an independent commercial leasing company providing our customers with the financing to acquire general business and production equipment. Our headquarters are in Portland, Oregon, where all of our credit underwriting, purchasing and servicing activities are located. The Company is a wholly owned subsidiary of FP Holdings, Inc., which is not obligated to provide funds to the Company. As of May 31, 2001, our total lease servicing portfolio consisted of over 7,500 equipment leases with an aggregate gross receivable balance of $79,000,000. Equipment leasing companies typically provide 100% financing for various types of equipment. Our financing strategy is to generate sufficient cash flow from interest on leases to recover our financing costs. The leases we originate are finance leases. The lessee is required to maintain and insure the collateral, name the lessor as an additional insured and pay any taxes associated with owning or operating the equipment. The leases typically have terms of 12 to 60 months and the lessee may purchase the equipment at the end of the term for $1.00, or the fair market value of the equipment, depending upon the arrangement with the lessee. In our underwriting process, we rely on the overall creditworthiness of the customer, and any expected realization of assets as collateral is generally not a significant factor in underwriting a lease.

We were incorporated as an Oregon corporation in 1980 for the purpose of providing lease-financing programs permitting equipment vendors to offer leasing to their customers. Our marketing focus emphasizes developing strategic relationships with equipment vendors. We provide sales support, credit and leasing services to CDW Leasing LLC, which is a joint venture between us and CDW Capital Corp. CDW Capital Corp. is a subsidiary of CDW Computer Centers, Inc., a Fortune 500 company and one of the nation's largest sellers of computer equipment. CDW has annual sales of approximately $4.0 billion. This joint venture, formed in 1999, was established to provide a leasing service to CDW's customers.

We employ 82 people, of which 79 are full-time, in sales, marketing, credit, accounting, collection, legal and data processing. In addition to our Portland headquarters, additional branch and sales offices are located in Irvine, California and Chicago, Illinois.

MARKETING

We have financed in excess of $200 million of equipment in the last ten years. For the fiscal year ended May 31, 2001, we financed approximately $26 million in new equipment.

We provide equipment leasing services to equipment manufacturers, dealers and distributors through the development and implementation of small ticket vendor leasing programs, or "Programs". The Equipment Leasing Association, a non-profit industry association, estimates that $260 billion in new equipment was leased in 2000. To remain competitive, manufacturers, dealers and distributors offer their customers the option of leasing as a method of acquiring new equipment. Programs accommodate the customer with simple documentation, flexible credit terms, and "one-stop" shopping.

In certain cases, we complete the transaction directly with the end user after a referral from the vendor; in certain private label programs, the vendor markets the financing program and assists us in obtaining a complete lease application from the customer. We provide Programs to a wide variety of equipment market segments.

The Programs are designed to be efficient for the vendor's salesperson to sell equipment to a customer. The customer completes a one-page application that is forwarded to us either by facsimile or electronically through our Internet enabled lease origination and processing system which obtains credit reports and applies a commercial automated credit scoring model developed by Fair-Isaac which evaluates credit information obtained from consumer credit bureaus, Dun & Bradstreet, bank references and lease applications. Factors include length of time in business, credit bureau scores, and length of credit history, number of trade accounts, payment history, home ownership and number of recent credit inquiries. The proposed transaction is then reviewed by one of our credit analysts for a decision. For transactions under $50,000, we attempt to provide the vendor a credit decision within one hour. As soon as we receive complete documentation and verbally confirm directly with the lessee that the vendor has completed delivery of the equipment, the equipment vendor is paid in full and the lease commences.

Equipment leasing is a mature industry and vendor leasing a very competitive market segment within the leasing industry. Historically, we have focused on serving a large number of smaller vendors. In addition to the existing base of vendors, we are developing a marketing focus on equipment vendors with annual sales of less than $20 million who each have the potential to produce new lease volume of $1 million annually. We employ a field sales organization to identify and develop new and existing vendor relationships. Vendors of this size offer good long term potential and yet are considered too small to interest major national competitors.

Our emphasis on the small ticket leasing market is exemplified in our relationship with CDW. In May of 1999, we formed CDW Leasing LLC with CDW. CDW Leasing has no employees and has contracted with us to provide all leasing services including sales, credit, documentation, lease booking, billing, collection and accounting. We are paid fees to cover the cost of these services, and we own a 50% equity interest in CDW Leasing. For the fiscal year ended May 31, 2001, CDW Leasing LLC originated over $23,000,000 in new leases and has an active portfolio of over 3,500 leases. Any diminution in the volume of leases originated and financed through CDW Leasing LLC, would result in lower recognition of additional equity on our balance sheet. However, any decrease of fee income from CDW Leasing LLC would be offset by a reduction in our operating expenses. We intend to identify and capitalize on similar opportunities with other companies.

The leases range from $4,000 to $250,000; the average amount is approximately $20,000. Lease terms range from one to five years based on the needs of the customer and the expected useful life of the equipment. Over 85% of the leases finance computer related equipment, office equipment and furniture, and the largest geographic concentrations of leases are located in California, Oregon and Washington, which together represent 45% of the value of our leases. Our portfolio is diversified among many equipment vendors, with the largest non-CDW vendor accounting for approximately 4% of the portfolio as of December 31, 2000.

Over the past five years, our new lease originations were in excess of $160,000,000. The net charge-offs for this same five year period has averaged 2.58%. The three month rolling average delinquencies over 60 days past due as of May 31, 2001 was 3.3% and as of May 31, 2000 was 3.0%. This delinquency percentage as of September 30, 2001 was 2.3%. Our provision for bad debts is 2.8% of assets for the year ended May 31, 2001, which is above our historical net charge-off rate.

VENTURE LEASING

FIRSTCORP® began venture leasing in 1985 and developed a secured lease structure to meet the special requirements of emerging-growth companies, which included both technology (computers, software, telecommunications, general electronics, medical devices, biotechnology, etc.) and non-technology companies (retail, service providers, consumer products marketing, manufacturing, etc.).

The business' initial experience (1985 - 1990) with leasing to emerging growth companies resulted in very low losses and high returns. This was due to many factors. The emerging growth companies were located in a local geographic area, there was very close contact between the management of the lessee and the Company, and most of the emerging growth companies were in their very early stage of development. The leases were structured to at least breakeven in one year.

In 1995, the Company began to lease to later stage emerging growth companies. In the past couple of years, the equipment leasing industry was subject to: a flight to quality in the general capital markets; bank consolidations and changes in bank lending priorities; a shift toward more conservative accounting practices; and a general lack of understanding by financing sources of the credit process applied to emerging-growth companies. Consequently, financing for emerging-growth companies has become limited. This led FIRSTCORP® to a decision to divest itself of the venture leasing activity as of May, 2001. We were conducting some of our venture leasing financing through Ascot Center Associates III, LLC, an affiliate that was organized to provide financing for its segment when traditional financing for venture leasing became unavailable.

Leasing revenues related to venture leasing declined from $4,746 in 2000 to $2,936 in 2001. Other revenues related to venture leasing declined from $2,996 in 2000 to $2,218 in 2001. This decline reflects the overall reduction in venture lease originations over the past two years, and the leasing revenues will continue to decline rapidly. These revenues are being replaced by the continued growth in our other commercial leasing activity.

LEASE UNDERWRITING

We use a manual underwriting review supported by the Fair-Isaac small business credit scoring model and credit bureau reports to assess credit quality. The Fair-Isaac scoring model is used by a number of lessors. The basis of Fair-Isaac and other credit scoring systems is that the most predictive indicator of how a lessee will perform is the personal credit history of the business owner. Therefore, we attempt to obtain personal credit reports for each principal with 20% or greater ownership interest. In most cases, personal guarantees are also required from principals with greater than 20% ownership. Applications are occasionally approved without a personal guarantee if the applicant has sufficient credit strength as supported by Dun & Bradstreet reports, financial statements or business tax returns.

INFORMATION TECHNOLOGY

We have an Internet enabled lease origination and processing strategy with three primary goals; rapid response to customers, building customer & vendor relationships, and improving overall processing efficiencies. Our infrastructure now includes a fully developed private label leasing program, serving over 50 vendors. This allows us to offer equipment vendors turnkey eCommerce leasing functionality in exchange for an exclusive leasing relationship. Our lease processing software applications include: Lease Sales Manager for web-enabled application processing; Fair-Isaac for automated credit scoring; Lease+ for lease accounting, payment tracking, invoicing and reporting; Great Plains for our general ledger accounting system; PTMS for property tax processing; and Taxware for sales tax processing.

In addition to recent hardware and software upgrades to enhance our overall IT capabilities, we have instituted several disaster prevention and disaster recovery steps. These include firewalls, redundant servers and other equipment in case one of them malfunctions, a full nightly backup with offsite storage, etc. As a final precaution, we will be implementing a co-location backup system in our Chicago offices, as well as backup power measures at the Portland offices.

The recent upgrades will be completed in December 2001 at a cost of approximately $150,000. The backup systems will be implemented in phases, with final completion expected by December 2002. The additional hardware, software and license fee costs are estimated to be $70,000, which will be paid as a part of ongoing business operations.

FINANCING

We finance the purchase of equipment from vendors with a variety of commercial lending institutions, and generally pledge our lease receivables to these lenders as collateral. To the extent customers fail to make scheduled lease payments, we may suffer losses as the debt may exceed the value of the collateral. We have established loss reserves in anticipation of historical default rates. Our primary lender is DG Bank Deutsche Genossenschaftsbank AG ("DG Bank"), with whom we have a $75,000,000 loan facility. Under our agreements with DG Bank, after we originate leases, we sell the leases to our wholly-owned subsidiary company which then pledges the lease receivables to an affiliate of DG

Bank as collateral for funds necessary to purchase the leases. We pay DG Bank a floating interest rate on our loan facility based on LIBOR (London InterBank Offering Rate). Because our lease receivables are at fixed interest rates, we enter into interest rate hedging contracts that fix the interest rate on our loan facility and thereby minimize the risk of change in interest rates. The latest interest rate incurred on additional borrowings from DG Bank was 5.67% as of October 2001. As of May 31, 2001, approximately $25.5 million was outstanding on the DG Bank facility. We also have lending facilities with Centennial Bank, Tokyo Leasing USA, Bank of the Northwest and several other lenders. See "Financial Statements".

COMPETITION

Several different types of institutions including banks, captive equipment leasing companies, independent leasing companies and lease brokers serve the equipment leasing market. Banks tend to focus on the middle and large ticket market (over $250,000 transactions) and promote leasing as another product offering to their corporate customers. Mellon, Citibank, and Key Bank are all active in this market. Examples of captive equipment leasing companies include John Deere and Caterpillar. Independent equipment leasing companies, such as FIRSTCORP®, primarily focus on the small ticket market (under $250,000) with a number of these entities marketing to equipment vendors. These independents account for over 37% of all new business dollar lease volume. Changes affecting the industry are more pronounced in this segment. For smaller independents with a minimal capital base, access to capital markets has been restricted and traditional sources of bank lending have been reduced due to consolidation in that industry. We believe that we are well positioned to take advantage of market opportunities and potential acquisitions to grow our business based on our financing relationships and financial position.

FACILITIES

We lease approximately 12,160 square feet of office space for our headquarters in Portland, Oregon from Ascot Center Associates, a general partnership of which Leonard Ludwig, our CEO, and Arthur E. Levinson, our Vice President, own a combined 66.7%. See "Certain Transactions and Related Transactions". The monthly lease payments are $16,000, and the lease expires on May 31, 2008.

Sales office leases include approximately 2,360 square feet of office space in Chicago, Illinois on a five year lease and the monthly lease payment of $3,055, and approximately 1,780 square feet of office space in Irvine, California on a four year lease with monthly payments of $4,222.

Our executive offices are located at 7145 SW Varns Street, Portland, Oregon 97223, and our telephone number is (503) 684-3417.

MANAGEMENT

Our executive officers and directors and their respective ages as of September 30, 2001 are as follows:

NAME	AGE	POSITION
Leonard Ludwig	64	Chief Executive Officer and Director
John J. Estok	52	President, Chief Operating Officer and Director
James K. Merrilees	52	Executive Vice President of Sales
Randy R. Morris	53	Chief Financial Officer
Arthur E. Levinson	58	Vice President, Secretary, General Counsel and Director
Craig Shipley	38	Vice President
Kurt A. Zwetschke	51	Vice President of Credit

Leonard Ludwig has been an owner of FIRSTCORP® since the 1980 formation of the equipment leasing partnership with Arthur Levinson and currently serves as Chief Executive Officer. He owns 50% of FP Holdings, Inc., the majority shareholder of the Company. In 1959, he received a B.S. in engineering science from Case Institute of Technology and later worked as an engineer for Greene Engineering in Richmond, CA for two years. Subsequently, Mr. Ludwig worked as a systems analyst for Grove Valve & Regulator in Oakland, CA for five years, and as an administrator and then Director of Administration for Evans Products Company, in Portland, OR for 9 years. From 1976 to 1980, Mr. Ludwig was an independent management consultant specializing in management control and profit improvement projects.

John J. Estok has been involved in the equipment leasing business since 1972. In 1996, he joined FIRSTCORP® and is currently President and Chief Operating Officer. Previously he was the Executive Vice President and Chief Operating Officer, Hitachi Credit Canada Inc., in Mississauga, Canada from 1995-96; President and Chief Executive Officer of Industrial Leasing Corporation of Portland, Oregon from 1991-1995; and Executive Vice President of Citibank Leasing Canada/Norex Leasing, Burlington, Canada from 1985-1991. Mr. Estok is a past president of the Canadian Association of Equipment Lessors. He attended Mohawk College in Canada.

James K. Merrilees has been involved in the equipment leasing business since 1974. In September of 2001, he joined FIRSTCORP® and is currently Executive Vice President of Sales. Previously he was the President of Textron Financial Corporation's Vendor Finance Group (1999 – 2001), President of Nationscredit Commercial Corporation, Business Leasing Group (1994 – 1998), and President of Colonial Pacific Leasing (1989 – 1994). Mr. Merrilees is a past president of the United Association of Equipment Lessors and is currently a board member of the Equipment Leasing Association. Mr. Merrilees has a degree in finance from Miami University in Oxford, Ohio and an MBA from Pepperdine University in Malibu, California.

Randy R. Morris joined FIRSTCORP® as Chief Financial Officer in February 2001. From 1997 to 2001, Mr. Morris was Chief Financial Officer of Electronic Power Conditioning, Inc. Previously, he served in various financial positions with Entek and Tektronix and was a manager for Deloitte, Haskins, and Sells where he earned his Certified Public Accountant certificate. Mr. Morris received his Masters in Business Administration from the University of Portland and a Bachelor of Science degree from Portland State University.

Arthur E. Levinson has been an owner of FIRSTCORP® since the 1980 formation of the equipment leasing partnership with Leonard Ludwig and currently serves as Chairman, Vice President – General Counsel, and Secretary. He owns 50% of FP Holdings, Inc. Mr. Levinson received his law degree in 1974 from Lewis and Clark College and has been an active member of the Oregon State Bar since 1974. Prior to his association with FIRSTCORP®, he was active in the practice of law in the Portland area where he specialized in real estate and commercial law. Prior to his legal studies, Mr. Levinson worked in industry for seven years as a systems analyst and as a salesperson. In 1965, he received a B.S. degree in mathematics from Portland State University.

Craig Shipley joined FIRSTCORP® in 1995, and is a Vice-President principally responsible for the CDW Leasing LLC relationship. From 1990-1995, Mr. Shipley was Regional Manager with Ocean Spray and from 1985-1990, he was responsible for national accounts with the H.J. Heinz Company. Mr. Shipley graduated from Miami University in Oxford, Ohio with a B.S. in 1985.

Kurt A. Zwetschke is Vice President of Credit for the Company. Prior to joining FIRSTCORP® in 2000, Mr. Zwetschke was Credit Administrator and Operations Manager of Orix Credit Alliance and has worked in the commercial finance business for over 20 years. Mr. Zwetschke attended Ohio University.

We do not intend to add any outside directors.

SUMMARY COMPENSATION TABLE

The following table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer and our other two most highly compensated executive officers.

NAME AND PRINCIPAL POSITION	FISCAL YEAR ENDED MAY 31	SALARY AND OTHER COMPENSATION
Leonard Ludwig Chief Executive Officer, Director	2001	$223,023
Arthur E. Levinson Vice President, Secretary, General Counsel and Director	2001	$234,933
Craig Shipley Vice President of Sales & Marketing	2001	$230,444 (1)
All directors and executive officers as a group (6 persons)	2001	$982,598

(1) Mr. Shipley is entitled to incentive compensation based on achieving certain sales goals.

There was no other compensation, including stock options, granted to any of the officers mentioned above for the period indicated. The Company has employment agreements with each of its executive employees.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

The Oregon Corporation Law in the Oregon Revised Statutes (the "Oregon Act") requires the indemnification of a director, officer, employee or agent of the corporation made a party to a proceeding because of such position against the liability incurred if the individual is wholly successful in the defense of the proceeding. The Oregon Act allows the indemnification of such an individual in certain cases, including if the individual acted in good faith or believed he was acting in a manner not opposed to the corporation's best interests. A court may order indemnification if it determines that the individual is reasonably entitled to indemnification under the circumstances.

INSOFAR AS INDEMNIFICATION FOR LIABILITY ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE REGISTRANT PURSUANT TO THE FOREGOING PROVISIONS, THE REGISTRANT HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to beneficial ownership of our common stock, as of May 31, 2001, for each person known by us to beneficially own more than 5% of our common stock; each of our directors; and all our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

TITLE OF CLASS	NAME AND ADDRESS OF OWNER	SHARES OWNED	PERCENT OF CLASS
Common	FP Holdings, Inc. (2) 7145 SW Varns Street Portland, OR 97223	1,103	96%
Common	Westworld Trust (3) 7145 SW Varns Street Portland, OR 97223	42	4%
Common	Leonard Ludwig (1) 7145 SW Varns Street Portland, OR 97223	0 (2)	0%
Common	Arthur E. Levinson (1) 7145 SW Varns Street Portland, OR 97223	0 (2)	0%
Common	John J. Estok (1), (4) 7145 SW Varns Street Portland, OR 97223	0 (3)	0%
Common	Craig Shipley 120 South Riverside Plaza, Suite 1488 Chicago, IL 60606	0	0%
Common	All Officers and Directors as a Group (6 persons)	0	0%

----

(1) A director of the Company..

(2) Leonard Ludwig and Arthur E. Levinson each own 50% of the capital stock of FP Holdings, Inc. which conducts no business at this time other than holding the stock of the Company.

(3) The shares owned by Westworld Trust were redeemed in exchange for satisfaction of a loan to purchase the shares on November 20, 2001.

(4) John J. Estok has an incentive stock option to purchase 127 shares of common stock of the Company, which expires November 6, 2007, of which 52 shares are vested and available to purchase.

The Company adopted a stock option plan in 1997 to furnish incentives to key employees, directors and consultants. Under the terms of the 1997 Stock Option Plan (the "Plan"), stock options may either be incentive stock options or nonqualified stock options. FIRSTCORP® has reserved 127 shares of common stock for issuance under the Plan. As of September 30, 2001, options for 127 shares of common stock have been granted.

NAME OF HOLDER	TITLE AND AMOUNT OF SECURITIES CALLED FOR BY OPTIONS	EXERCISE PRICE	DATE OF EXERCISE
FP Holdings, Inc.	0	N/A	N/A
Leonard Ludwig	0	N/A	N/A
Arthur E. Levinson	0	N/A	N/A
John J. Estok	127 shares of common stock	$4,205	expires 2007
Craig Shipley	0	N/A	N/A
All Officers and Directors as a Group (6 persons)	127 shares of common stock	$4,205	

CERTAIN TRANSACTIONS AND RELATED TRANSACTIONS

OFFICE LEASE

FIRSTCORP® leases office space for its headquarters in Portland, Oregon from Ascot Center Associates, a general partnership in which Leonard Ludwig and Arthur E. Levinson own a combined 66.7%. Ascot Center Associates was formed by Messrs. Ludwig and Levinson to own the real property which is leased to the Company. Under the terms of the Lease Agreement, FIRSTCORP®, as lessee, is required to pay monthly rent of $16,000. The lease terminates on May 31, 2008. There can be no assurance that the rental rate and the term of the lease would be as favorable to FIRSTCORP® as it could be if the landlord were an independent third party.

SERVICING AGREEMENT WITH ASCOT CENTER ASSOCIATES III

FIRSTCORP® services certain leases owned by Ascot Center Associates III ("Ascot III"), a general partnership in which Leonard Ludwig and Arthur E. Levinson own a combined 66.7%. Ascot III was formed to provide financing in the venture leasing segment. Ascot III purchases leases from FIRSTCORP® at 100% of face value, and pays FIRSTCORP® 8.5% of the net book value at the time of purchase for management, lease origination, servicing and credit services. At May 31, 2001, Ascot III had 152 leases with a gross lease receivable of $4,405,876. There can be no assurance that our relationship with Ascot III is as favorable as it would have been if the parties were unrelated.

SHAREHOLDER LOANS

FIRSTCORP® has loaned money to certain shareholders. The shareholder name and principal balance of the loans as of May 31, 2001 are as follows:

SHAREHOLDER	DATES OF LOAN	ORIGINAL LOAN AMOUNTS	BALANCE
Leonard Ludwig	May 31, 1996 through September 23, 1997	$ 186,426	$131,851
Arthur E. Levinson	May 31, 1996 through September 23, 1997	$ 206,926	$162,670
Westworld Trust (1)	May 6, 1997	$274,500	$357,567

(1) The loan from Westworld Trust was repaid on November 20, 2001 in exchange for 42 shares of FIRSTCORP® which were owned by the Trust. The beneficial owners of the Trust are Robert Nemhauser and Daniel Farber, who were former employees of FIRSTCORP®. The terms for repayment of that loan may not have been as favorable as could have been obtained from unaffiliated parties.

All loans bear interest at the prime rate plus 1.5% and are being amortized over 5 years and are due in 2007. The loans were made to provide the shareholders with cash required to pay debts associated with related business activities. There can be no assurance that the terms of these loans are as favorable to the Company as they would be between independent third parties. It is the policy of FIRSTCORP® that its officers, directors and controlling persons will not own property on which FIRSTCORP® holds a mortgage, trust deed or contract. We do not expect to make any additional shareholder loans.

We had no disinterested directors to approve either the shareholder loans, the office lease or the Ascot III securities agreement at the times they were entered into.

SECURITIES BEING OFFERED

GENERAL

The debentures will be issued in an aggregate principal amount limited to $5,000,000 and will be offered in maturities of one year, two years, three years, four years, and five years. Interest rates will be provided in a supplement to this Offering Circular. Debenture holders will be notified in writing approximately 30 days prior to maturity that the debentures are due to mature, at which time they may receive their funds or may receive a current offering circular, offering an opportunity to reinvest in debentures at then current interest rates. We will treat any reinvestment of the proceeds from a debenture which has matured as a new investment that will reduce the $5,000,000 maximum amount of the Offering by the amount reinvested.

We adjust the rates at which we issue debentures periodically, based on prevailing market interest rates on instruments we consider to be competitive with our debentures, such as unsecured debentures issued by other financial services companies with similar maturities. We consider several factors in determining and adjusting interest rates on the debentures, such as interest rates offered by competitive debentures, our cost of capital from other lenders, and trends in key interest rates such as the prime rate and LIBOR. We expect to periodically review interest rates and offer new debentures at adjusted interest rates based on those factors. We have never issued debentures before this Offering. The debentures will bear interest from the date of issuance and will pay interest, at your option, either monthly, quarterly, semiannually, annually or upon maturity. Principal and interest will be payable at our office or interest may be made by check mailed to the address of the person entitled thereto as it appears in the register we maintain. The debentures will be issued only in registered form in denominations of $5,000 or more.

SUBORDINATION OF THE DEBENTURES

The debentures represent unsecured general obligations of the Company. The debentures are subordinated in right of payment to all Senior Indebtedness of the Company, whether outstanding as of the date of this Offering or incurred after the Offering. Senior Indebtedness is defined generally in the debentures to include indebtedness created, incurred, assumed or guaranteed by the Company for money owed other than (i) debentures, (ii) indebtedness of FIRSTCORP® to any of its insiders, (iii) indebtedness of FIRSTCORP® to any of its subsidiaries (or from one subsidiary to another) or its parent, (iv) indebtedness or amounts owed for goods, materials or services purchased in the ordinary course of business.

REDEMPTION AT OUR OPTION

The debentures will be redeemable by us at any time upon 60 days advance written notice to you.

NO SINKING FUND OR INDENTURE

No principal payments will be due with respect to the debentures prior to their maturity and no indenture has been established to provide for a mechanism to enforce a claim against us in the event of a default on behalf of all debenture holders. We do not plan to make any payments to a sinking fund for either principal or interest.

TRANSFER AGENT

We are acting as our own transfer agent for the debentures.

EVENTS OF DEFAULT

An event of default is defined in the debentures as being any failure to pay any interest installment or principal due on the debentures and not cured within twenty (20) days.

PLAN OF DISTRIBUTION

We are offering to sell up to $5,000,000 in aggregate principal amount of debentures. The minimum debenture amount will be $5,000. There is no required minimum number of debentures to be sold in the Offering. Accordingly, there are no arrangements to return funds if all of the debentures offered are not sold. The Offering will not continue beyond two years. No escrow account has been established for the sale of the debentures. Accordingly, the proceeds from their sale are immediately available for our use. Subscribers are required to have either I) annual income of at least $50,000 and net worth of $50,000 or ii) net worth of $150,000. Net worth is calculated without considering the investor's principal residence, its furnishings or primary automobile.

The Offering will begin on the date of this Offering Circular and continue until the earlier of the time we have sold all of the debentures, or such earlier date as we may close or terminate the Offering, or in two years.

We plan to offer and sell the debentures directly to investors by advertising in the newspaper, periodicals, through the mail or through our Website. We have not retained any underwriters, brokers or placement agents in connection with this Offering. The basis relied on for our officers and directors selling is Rule 3a4-1 of the Securities Exchange Act of 1934 (the "Act"). The officers selling the debentures are Leonard Ludwig, John J. Estok, Randy R. Morris and Arthur E. Levinson. They will receive no compensation in connection with the sale of the debentures. They qualify under Rule 3a4-1 of the Act as they meet the following elements:

None of them are subject to a "statutory disqualification" with respect to membership or participation in, or association with a member of, a self-regulatory organization for the following reasons -

1. they have not been expelled or suspended from membership or participation in, or barred or suspended from being associated with a member of, any self-regulatory organization, foreign equivalent of a self-regulatory organization, foreign or international securities exchange –

2. they are not subject to -

   b. an order of the Commission, other appropriate regulatory agency, or foreign financial regulatory authority –

      (i) denying, suspending for a period of not exceeding twelve months, or revoking his registration as a broker, etc.; or

      (ii) barring or suspending for a period not exceeding twelve months his being associated with a broker, dealer, municipal securities dealer, governments securities broker, etc.;

      (iii) an order of the Commodity Futures Trading Commission denying, suspending or revoking his registration under the Commodity Exchange Act; or

      (iv) an order by a foreign financial authority denying, suspending, or revoking his authority to engage in transactions in contracts of sale of a commodity future, ... etc.

3. they have not been found to be a cause of any effective suspension, expulsion or order of the character described in subparagraphs 1 and 2 of this paragraph as a result of his conduct.

4. they have not been found to be a cause of any effective suspension, expulsion or order by a foreign financial regulatory authority of the character described in subparagraphs 1 and 2 of this paragraph as a result of his conduct.

5. they have not associated with any person who is known, or in the exercise of reasonable care should be known, to him to be a person described in subparagraphs 1, 2, 3 or 4 of this paragraph; or

6. they have not committed or omitted any act enumerated in subparagraph (D), (E) or (G) of paragraph (4) of section 15(b) of the Act and has not been convicted of any offense specified in subparagraph (B) of paragraph (4) or any other felony.

To subscribe for debentures, you must complete, execute and deliver to us a subscription agreement and have paid the purchase price for the debentures by check or wire transfer.

We have the right to reject in its entirety any subscription that is tendered, if in our sole discretion, we believe the debentures are otherwise an unsuitable investment for you or to allocate to any prospective purchaser a smaller number of debentures than he or she has subscribed to purchase. In such event, we will promptly return your subscription documents and payment (or a pro rata portion of the subscription payment, if such subscription is rejected only in part), without interest or deduction.

Within fourteen days of its receipt of a subscription agreement accompanied by a payment for the purchase price, we will send by first class mail or electronic mail a written confirmation to notify you of the extent, if any, to which we have accepted your application for a debenture. If we do accept your application, a debenture will be sent to you within 30 days.

There are no arrangements with our management or affiliated entities or persons to subscribe for debentures, although some of our employees, officers or directors may purchase debentures in their retirement accounts or individually.

LIMITED STATE REGISTRATION

The debentures are being offered only in the states of Oregon and Washington.

LEGAL MATTERS

We are not involved in any legal proceedings as of the date of this Offering Circular, other than the type of routine litigation typical in our industry. The validity of the securities being offered hereby will be passed upon on our behalf by White & Lee LLP.

EXPERTS

The financial statements as of May 31, 2001, have been included herein and in the Offering Circular, in reliance upon the report of Grant Thornton, LLP, independent certified public accountants, and upon the authority of that firm as experts in auditing and accounting.

Financial Statements and Report of
Independent Certified Public Accountants

First Portland Corporation and Subsidiaries dba FirstCorp

May 31, 2001 and 2000

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

Report of Independent Certified Public Accountants

Board of Directors
First Portland Corporation
and Subsidiaries dba FIRSTCORP

We have audited the accompanying consolidated balance sheets of First Portland Corporation and Subsidiaries as of May 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Portland Corporation and Subsidiaries as of May 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note P, the accompanying consolidated financial statements as of and for the years ended May 31, 2001 and 2000 have been restated.

Grant Thornton LLP

Portland, Oregon
August 17, 2001, (except for Note A11, as to which the date is October 29, 2001, and Notes H, K and P, as to which the date is December 18, 2001)

Suite 800
111 S.W. Columbia
Portland, OR 97201-5864
Tel: 503 222-3562
Fax: 503 295-0148

First Portland Corporation and Subsidiaries dba FIRSTCORP

CONSOLIDATED BALANCE SHEETS

	November 30,	May 31,	
	2001	2001	2000
ASSETS	(unaudited)	(restated)	(restated)
Cash	$ 1,115,662	$ 1,135,700	$ 1,068,339
Restricted cash	1,130,059	926,131	1,795,563
Available-for-sale securities – at fair value (note B)	43,241	233,086	1,599,088
Lease receivables (notes C and G)	47,193,658	32,141,439	34,089,678
Accounts receivable, net (note D)	2,165,037	2,431,453	3,129,602
Other receivables	527,156	1,025,709	1,975,431
Notes receivable from employees and stockholders	299,483	294,521	535,639
Property held for resale	334,115	164,423	463,050
Property and equipment at cost, net (note E)	348,973	348,878	290,042
Prepaid expenses	1,068,563	1,126,030	567,302
Investment in affiliate (note F)	945,895	750,404	117,118
Deferred income taxes (note H)	2,710,600	2,115,275	1,257,600
Total assets	$ 57,882,442	$ 42,693,049	$ 46,888,452
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities			
Notes and leases payable (note G)	$ 46,693,871	$ 31,613,303	$ 33,566,097
Accounts payable and accrued expenses	3,842,656	3,932,294	5,570,476
Income taxes payable (note H)	262,344	289,900	274,335
Interest rate swaps – at fair value (note Q)	1,100,500	-	-
Total liabilities	51,899,371	35,835,497	39,410,908
Stockholders' Equity			
Common stock, $.50 par value; 4,000 shares authorized	573	573	573
Paid-in capital	213,798	213,798	213,798
Receivable from stockholder/treasury stock	(357,567)	(357,567)	(357,567)
Retained earnings	6,766,963	6,862,744	6,704,796
Accumulated other comprehensive income	(640,696)	138,004	915,944
Total stockholders' equity	5,983,071	6,857,552	7,477,544
Total liabilities and stockholders' equity	$ 57,882,442	$ 42,693,049	$ 46,888,452

The accompanying notes are an integral part of these statements.

First Portland Corporation and Subsidiaries dba FIRSTCORP

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended November 30,	May 31,	
	2001	2001	2000
	(unaudited)	(restated)	(restated)
Revenues			
Leasing	$ 3,145,801	$ 6,188,312	$ 8,539,199
Commissions	84,045	370,986	524,447
Equity in earnings of affiliates	195,491	133,286	19,659
Gain on sale of securities	44,504	2,008,409	2,841,170
Other	1,871,450	3,921,889	2,870,263
	5,341,291	12,622,882	14,794,738
Costs			
Interest	1,794,272	3,584,644	3,901,202
General provision for lease losses	417,075	1,340,643	1,324,570
Broker/vendor fees	266,389	219,921	198,919
Compensation, taxes and benefits	2,691,055	5,718,786	4,430,115
Office occupancy and operating	397,071	825,603	882,234
Legal and professional	213,698	564,391	703,014
Travel and entertainment	95,599	267,223	266,050
Depreciation and amortization	93,336	179,440	153,388
Marketing and credit	156,433	273,448	147,428
Lease origination costs deferred	(791,516)	(980,051)	(605,613)
Miscellaneous	165,978	365,519	566,377
	5,499,390	12,359,567	11,967,684
Income (loss) before income taxes and discontinued operations	(158,099)	263,315	2,827,054
Income tax expense (benefit) (note H)	(62,318)	105,367	1,182,403
Income (loss) from continuing operations	(95,781)	157,948	1,644,651
Discontinued operations (note M)			
Income from operations, net of income taxes of $88,600	-	-	132,856
Gain on sale of discontinued operations, net of income taxes of $1,291,400	-	-	1,931,948
NET INCOME (LOSS)	$ (95,781)	$ 157,948	$ 3,709,455

The accompanying notes are an integral part of these statements.

First Portland Corporation and Subsidiaries dba FirstCorp

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Years ended May 31, 2001 and 2000 and
six months ended November 30, 2001

	Shares	Amount	Paid-in Capital	Treasury Stock/ Receivable From Stockholder	Retained Earnings	Accumulated Other Comprehensive Income	Minority Interest	Total
Balance at May 31, 1999	1,145	$ 573	$ 213,798	$ (330,232)	$2,995,341	$ -	$1,073,213	$ 3,952,693
Comprehensive income								
Net income (restated)	-	-	-	-	3,709,455	-	-	3,709,455
Unrealized gains on available-for-sale securities, net of income taxes of $595,000	-	-	-	-	-	915,944	-	915,944
Total comprehensive income (restated)				-				4,625,399
Accrued interest	-	-	-	(27,335)	-	-	-	(27,335)
Minority interest	-	-	-	-	-	-	133,715	133,715
Sale of subsidiary	-	-	-	-	-	-	(1,206,928)	(1,206,928)
Balance at May 31, 2000 (restated)	1,145	573	213,798	(357,567)	6,704,796	915,944	-	7,477,544
Comprehensive income								
Net income (restated)	-	-	-	-	157,948	-	-	157,948
Unrealized gains on available-for-sale securities, net of income taxes of $340,470	-	-	-	-	-	522,875	-	522,875
Reclassification adjustment for gains included in net income, net of income taxes of $845,745	-	-	-	-	-	(1,300,815)	-	(1,300,815)
Total comprehensive income (loss) (restated)				-				(619,992)
Balance at May 31, 2001 (restated)	1,145	$ 573	$ 213,798	$ (357,567)	$6,862,744	$ 138,004	$ -	$ 6,857,552

The accompanying notes are an integral part of this statement.

First Portland Corporation and Subsidiaries dba FIRSTCORP

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY - CONTINUED

Years ended May 31, 2001 and 2000 and
six months ended November 30, 2001

	Shares	Amount	Paid-in Capital	Treasury Stock/ Receivable From Stockholder	Retained Earnings	Accumulated Other Comprehensive Income	Minority Interest	Total
Balance at May 31, 2001 (restated)	1,145	$ 573	$ 213,798	$ (357,567)	$6,862,744	$ 138,004	$ -	$ 6,857,552
Comprehensive income (unaudited)								
Net income (loss)	-	-	-	-	(95,781)	-	-	(95,781)
Unrealized losses on available-for-sale securities, net of income taxes of $55,700	-	-	-	-	-	(85,596)	-	(85,596)
Reclassification adjustment for gains included in net income, net of income taxes of $17,000	-	-	-	-	-	(26,204)	-	(26,204)
Cumulative effect of adoption of FAS 133 as of June 1, 2001 net of income taxes of $262,010						(402,990)		(402,990)
Net gain (loss) on derivative instruments net of income taxes of $171,590				-		(263,910)		(263,910)
Total comprehensive income (loss)				-				(874,481)
Balance at November 30, 2001 (unaudited)	1,145	$ 573	$ 213,798	$ (357,567)	$6,766,963	$ (640,696)	$ -	$ 5,983,071

The accompanying notes are an integral part of this statement.

First Portland Corporation and Subsidiaries dba FIRSTCORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended November 30,	Year ended May 31,	
	2001	2001	2000
	(unaudited)	(restated)	(restated)
Increase (Decrease) in Unrestricted Cash			
Cash flows from operating activities			
Net income (loss)	$ (95,781)	$ 157,948	$ 3,709,455
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Loss (gain) on sale of fixed assets	(2,139)	(4,265)	7,032
Depreciation and amortization	93,336	143,153	153,388
Minority interest in earnings of subsidiary	-	-	133,715
Amortization of lease origination costs	470,738	908,088	1,269,499
Provision for bad debts	417,075	1,340,643	1,324,570
Equity in net earnings of partnerships	(195,491)	(133,286)	(19,659)
Deferred income taxes	(83,700)	(352,400)	2,187,400
Gain on extinguishments of debt	-	-	(191,459)
Gain on sale of securities	(44,504)	(2,146,560)	(2,841,170)
Change in assets and liabilities			
Income tax receivable/payable	(27,556)	15,565	274,335
Prepaid expenses	57,467	(558,728)	77,298
Accounts payable and accrued expenses	(89,638)	(1,638,182)	(669,192)
Net cash provided by (used in) operating activities	499,807	(2,268,024)	5,415,212
Cash flows from investing activities			
Change in accounts receivable	723,420	3,103,465	1,142,906
Change in property held for resale	84,956	1,093,788	616,635
Restricted cash	(203,928)	869,432	518,261
Capital expenditures	(93,431)	(201,989)	(122,134)
Proceeds from sale of capital assets	2,139	4,265	4,084
Investment in lease receivables	(27,903,083)	(26,337,275)	(25,407,608)
Deferred costs	(525,127)	(761,273)	(1,076,292)
Collections on leases	9,996,057	21,502,724	25,002,535
Sale of leases	1,950,318	4,581,807	10,506,758
Lease security deposits	(169,849)	(2,486,952)	(2,151,879)
Advances to/investment in partnerships	-	(500,000)	19,421
Issuance/repayments of notes and other receivables, net	493,591	1,190,840	(2,042,026)
Sale of subsidiary	-	-	802,468
Proceeds from sale of securities	44,524	2,229,347	3,554,380
Purchase of securities	-	-	(325,714)
Net cash provided by (used in) investing activities	(15,600,413)	4,288,179	11,041,795
Cash flows from financing activities			
Net change in warehouse debt	(734,284)	1,010,882	1,783,084
Proceeds from issuance of obligations payable	26,373,317	39,222,630	13,371,871
Principal payments on obligations payable	(10,558,465)	(42,186,306)	(31,010,672)
Net cash provided by (used in) financing activities	15,080,568	(1,952,794)	(15,855,717)
INCREASE (DECREASE) IN UNRESTRICTED CASH	(20,038)	67,361	601,290
Unrestricted cash at beginning of year	1,135,700	1,068,339	467,049
Unrestricted cash at end of year	$ 1,115,662	$ 1,135,700	$ 1,068,339

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2001 and 2000
(Information as of November 30, 2001 and for the six months then ended is unaudited)

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Portland Corporation (the Company), is a subsidiary of FP Holdings, Inc. The Company, its wholly owned subsidiaries, First Portland Funding Corp. I and First Portland Funding II LLC, and its affiliate, CDW Leasing LLC, lease various types of equipment, throughout the United States. The Company's subsidiary, Axiom Electronics, Inc. was sold effective October 31, 1999. Axiom is a contract circuit board assembler with customers throughout the United States.

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

1. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, First Portland Funding Corp. I, First Portland Funding II LLC and Axiom Electronics, Inc. (Axiom). Axiom was 53% owned by the Company until it was sold. First Portland Funding Corp. I was incorporated on February 2, 1998 and began operations during May 1998. First Portland Funding II LLC was incorporated in June 2000 and began operations on July 5, 2000. CDW Leasing LLC, a joint venture which is owned 50% by the Company, was formed February 1, 1999 and is included in these financial statements on the equity method of accounting. Kesef Partnership is owned 49% by the Company and is included in these financial statements on the equity method of accounting. Kesef also leases various types of equipment, primarily to customers in the Western United States. Kesef was dissolved on December 31, 1999. All significant intercompany transactions and accounts have been eliminated in consolidation.

2. Accounting for Leases

The Company leases various types of equipment, and classifies its leases into two major categories, recourse and nonrecourse. Recourse leases are those for which the Company incurs recourse debt to finance the equipment acquired, and retains the lease to maturity. Nonrecourse leases are principally those whose stream of payments is sold to other entities after origination. For financial reporting purposes, the Company's leases are classified as direct financing leases and both recourse and nonrecourse leases are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, "Accounting for Leases."

The lease receivable represents the total minimum lease payments receivable plus the estimated residual values of the leased equipment, less the unearned lease income, security deposits, and reserves. The unearned lease income represents the excess of the total minimum lease payments receivable, plus the estimated residual, over the cost of the related equipment, less periodic amortization.

The stream of payments on certain leases is sold to various financial institutions on a nonrecourse basis. The Company retains an ownership interest in the equipment and the lease residual, which is recorded at its present value at the time the lease is recorded. The Company occasionally retains an ownership interest in certain payments on specific leases. Limited recourse exists on a portion of the stream of payments sold. Such recourse is limited either to a holdback held by a commercial bank, or to a specified repurchase agreement related to leases assigned to other financial institutions for potential bad debts and credit losses (note C).

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

3. Recognition of Leasing Revenue

Unearned income on recourse leases is recognized as leasing income over the term of the lease using a method which produces a constant periodic rate of return on the net investment. A portion of the unearned income is recognized on nonrecourse leases when the stream of payments is sold, with the remainder recognized upon lease termination and sale of the residual. The Company ceases income recognition when a lease receivable becomes 90 days past due, or when other conditions adversely affect collectibility of the receivable (note C).

4. Initial Direct Costs of Leases

The Company defers certain initial direct costs of originating leases and recognizes those costs over the life of the related leases as a reduction of lease income in accordance with SFAS No. 91 (note C).

5. Allowance for Credit Losses

The allowance represents management's recognition of the assumed risks of extending credit and the quality of the Company's receivables. The allowance is intended to cover all receivable losses from leases other than those classified as nonaccrual (note D), as well as other notes and accounts receivables. The allowance is maintained at a level considered adequate to provide for potential credit losses based on management's assessment of various factors affecting the quality of the receivables, prior loss experience, review of problem accounts and general business conditions.

6. Depreciation

Depreciation of property and equipment is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives using the straight-line method.

7. Property Held for Sale

Property held for sale is valued at the lower of cost (specific identification) or market.

8. Accounting for Income Taxes

For income tax purposes the leases are treated as operating leases. Rental payments and residual receipts are recognized as income when they are received, and the cost of the leased equipment is depreciated over its useful life. Deferred taxes have been provided for temporary differences between income recognized for financial reporting purposes and income reported for tax purposes.

9. Reclassification

Certain reclassifications have been made to the 2000 amounts to conform to the 2001 presentation.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

10. Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company makes significant estimates in the calculation of its income tax expense. Such estimates are subject to change in the near term.

11. Interest rate swaps

The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the Company would receive or pay to terminate the swap agreements at the balance sheet date taking into account current interest rates and the current credit worthiness of the swap counterparty. The Company has an unrecognized interest rate swap in a net payable position of approximately $665,000 at May 31, 2001. Effective June 1, 2001 the Company implemented FAS 133. See note Q.

12. Recognition of Fee Income

Fee income from services provided to CDW Leasing LLC is recognized on an accrual basis as the services are performed. The fee income includes a sales fee for providing lease origination services, a booking fee for providing credit and related booking service, and a monthly servicing fee for the ongoing servicing of leases in the CDW Leasing LLC portfolio.

13. Interim Financial Data (Unaudited)

The consolidated financial statements as of November 30, 2001 and for the six months then ended are unaudited; however, these financial statements have been prepared on a basis consistent with the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America. Results of the interim period are not necessarily indicative of results for the entire year.

NOTE B – AVAILABLE-FOR-SALE SECURITIES

The Company's available for sale securities consist of warrants received in certain lease agreements and stocks received from the exercise of warrants. The stocks and warrants are valued at estimated fair value. Any unrealized appreciation or depreciation related to these securities is included in comprehensive income, net of income taxes. In estimating fair value of the warrants, management uses the published market value of the underlying stock less a discount, minus the exercise price times the number of shares represented by the warrant. If this value is positive and the warrants are in-the-money, they are valued at that amount. If this value is negative the warrants are valued at zero.

NOTE B – AVAILABLE-FOR-SALE SECURITIES - Continued

A summary of available-for-sale securities is as follows:

	Aggregate Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost
November 30, 2001:				
Stocks	$ 43,241	$ 43,241	$ -	$ -
May 31, 2001:				
Stocks	$ 233,086	$ 227,729	$ -	$ 5,357
May 31, 2000:				
Stocks	$ 230,544	$ 142,400	$ -	$ 88,144
Warrants	1,368,544	1,368,544	-	-
	$ 1,599,088	$ 1,510,944	$ -	$ 88,144

NOTE C - LEASE RECEIVABLES

The amounts included in lease receivables are as follows:

	November 30, 2001 (unaudited)	May 31, 2001	May 31, 2000
Payments receivable			
Recourse	$54,642,058	$36,039,244	$38,839,844
Estimated residual			
Recourse	4,284,285	4,658,843	6,072,043
Nonrecourse	788,703	1,080,856	2,082,301
	59,715,046	41,778,943	46,994,188
Unearned income			
Recourse	(9,777,040)	(7,110,332)	(6,956,265)
Nonrecourse	(251,753)	(295,735)	(529,831)
Deferred lease origination costs	1,305,639	995,286	939,159
Bank holdbacks	19,012	19,012	117,503
Reserve for bad debts and bank holdbacks	(1,756,057)	(1,014,697)	(1,757,086)
Lease security deposits	(2,061,189)	(2,231,038)	(4,717,990)
	(12,521,388)	(9,637,504)	(12,904,510)
	$47,193,658	$32,141,439	$34,089,678

NOTE C - LEASE RECEIVABLES - *Continued*

The minimum lease payments and estimated residuals receivable by the Company are as follows:

Year ending May 31,	As of November 30, 2001 (unaudited)	As of May 31, 2001
2002	$ 15,472,138	$20,144,153
2003	20,940,047	11,336,340
2004	13,125,084	6,521,375
2005	6,184,998	2,644,964
2006	3,322,621	1,132,111
2007	670,158	-
	$ 59,715,046	$41,778,943

Substantially all lease receivables and leased equipment are pledged as collateral on various notes payable to banks (note G).

In maintaining its allowance for losses, the Company includes an addition to the provision for losses as a percentage of each new lease booked. During the year ended May 31, 2001 this new provision was 2.75% from June 2000 through December 2000, and 3.5% from January 2001 through May 2001. For the year ended May 31, 2000 it was 2.75%. For the six month period ending November 30, 2001 it was 3%. In addition, when leases become over 90 days delinquent, they are generally moved to nonaccrual status. At that time, specific loss allowances are established based upon the circumstances of each lease. If the equipment is repossessed or returned to the Company, the net book value of the lease is reduced to the estimated equipment recovery value ($164,423 in 2001 and $463,050 in 2000 and $334,115 as of November 30, 2001). The Company also considers delinquency rates in assessing the adequacy of the general allowance for losses. The following table sets forth the delinquency status of the lease receivables:

	Total Lease Receivable	Days Past Due 31-60	Days Past Due 61-90	Days Past Due Over 90	% Over 60 Days
November 30, 2001	$ 54,642,058	$ 1,558,988	$ 551,079	$ 760,846	2.4%
May 31, 2001	36,039,244	645,760	285,894	221,655	1.4%
May 31, 2000	38,839,844	1,515,504	837,135	268,608	2.8%

NOTE C - LEASE RECEIVABLES - Continued

The following table sets forth the change in the allowance accounts:

	Allowances			
	General	Nonaccruing Leases	Returned Equipment	Total
Balance, May 31, 1999	$ 2,481,144	$ 1,979,815	$ 492,018	$ 4,952,977
Provision for losses	1,324,570	-	-	1,324,570
Transfer to Nonaccruing	(694,515)	694,515	-	-
Transfer to Returned Equipment	(917,319)	-	917,319	-
Chargeoffs	(615,952)	(591,169)	(34,899)	(1,242,020)
Recoveries	179,158	(15,700)	(5,977)	157,481
Reclassification	-	4,537	(4,537)	-
Balance, May 31, 2000	1,757,086	2,071,998	1,363,924	5,193,008
Provision for losses	1,340,643	-	-	1,340,643
Transfer to Nonaccruing	(1,598,339)	1,598,339	-	-
Transfer to Returned Equipment	(611,560)	-	611,560	-
Chargeoffs	(202,353)	(1,157,402)	(72,066)	(1,431,821)
Recoveries	329,220	(2,389)	(2,191)	324,640
Reclassification	-	1,216,674	(1,216,674)	-
Balance, May 31, 2001	1,014,697	3,727,220	684,553	5,426,470
Provision for losses (unaudited)	417,076	-	-	417,076
Reserve on acquired portfolio (unaudited)	528,488	-	-	528,488
Transfer to Nonaccruing (unaudited)	(75,457)	75,457	-	-
Transfer to Returned Equipment (unaudited)	(118,774)	-	118,774	-
Chargeoffs (unaudited)	(81,470)	(146,742)	(39,803)	(268,015)
Recoveries (unaudited)	71,497	(6,350)	(1,371)	63,776
Reclassification (unaudited)	-	153,728	(153,728)	-
Balance, November 30, 2001 (unaudited)	$ 1,756,057	$ 3,803,313	$ 608,425	$ 6,167,795

NOTE C - LEASE RECEIVABLES - Continued

Bank holdbacks are fully reserved to fund credit losses, which the lease holder may incur on otherwise nonrecourse sales of the stream of payments of the Company's leases. As a result, the Company will not realize any income from the reserve until such funds are released to the Company by the purchasers of the streams of payments. $98,491 and $149,449 were released to the Company during the years ended May 31, 2001 and 2000, respectively. None were released to the Company during the six months ended November 30, 2001.

Lease security deposits represent funds received from the lessee which may be applied to future lease payments or to the purchase of leased equipment, or may be refunded at the end of the lease. $926,131 ($1,795,563 at May 31, 2000 and $1,130,059 at November 30, 2001) of cash from security deposits is restricted in accordance with loan agreements.

At May 31, 2001, the Company had approximately $2,313,000 of lease funding commitments outstanding, and at November 30, 2001 the Company had $3,600,000 of lease funding commitments outstanding.

NOTE D - RECEIVABLES

Accounts receivable consist of the following:

	November 30,	May 31,	
	2001	2001	2000
	(unaudited)		
Lessee accounts receivable	$ 5,913,584	$5,731,863	$4,165,872
Trade and miscellaneous receivables	54,768	426,810	1,035,728
Allowance for loss on lessee accounts receivable	(3,803,315)	(3,727,220)	(2,071,998)
	$ 2,165,037	$2,431,453	$3,129,602

Lessee accounts receivable represent the net book value, before allowance for losses, of nonaccruing leases. Trade receivables primarily relate to nonleasing activities of the Company. Included in the miscellaneous receivables at May 31, 2001 and 2000 is approximately ($382,000) and $861,000 due (to) from related entities. At November 30, 2001 the related entity balance was ($945,000).

Included in other receivables are receivables from stockholders of $272,596 and $234,395 at May 31, 2001 and 2000 and $290,428 at November 30, 2001.

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	November 30, 2001 (unaudited)	May 31, 2001	May 31, 2000
Leasehold improvements	$ 53,347	$ 38,048	$ 38,048
Machinery and equipment	1,067,413	1,077,335	888,946
Office furniture and fixtures	294,810	305,693	292,092
	1,415,570	1,421,076	1,219,086
Less accumulated depreciation and amortization	(1,066,597)	(1,072,198)	(929,044)
	$ 348,973	$ 348,878	$ 290,042

Machinery and equipment costs of $59,135, with related accumulated amortization of $36,983 are recorded under capitalized lease obligations. This lease is with an affiliate.

NOTE F – INVESTMENT IN AFFILIATE

The Company is a 50% owner of CDW Leasing LLC, which is accounted for on the equity method. Summary financial information on CDW Leasing as of May 31, is as follows:

	November 30, 2001 (unaudited)	May 31, 2001	May 31, 2000
Total assets	$ 29,714,986	$27,484,244	$13,280,457
Total liabilities	27,823,195	25,983,435	13,046,220
Total members' equity	1,891,791	1,500,809	234,237
Total revenues	2,360,000	3,469,445	1,299,435
Net income (loss)	390,981	266,572	34,237

NOTE G - NOTES AND LEASE PAYABLE

Notes and lease payable consist of the following:

	November 30, 2001 (unaudited)	May 31, 2001	May 31, 2000
Lease lines	$ 1,741,715	$ 2,105,871	$ 4,171,688
Warehouse lines - recourse	2,307,551	3,041,835	2,030,954
Warehouse lines - nonrecourse	-	-	24,553,098
Commercial paper line	42,127,000	25,548,800	-
Capital lease obligation	32,166	32,166	47,081
Other	485,439	884,631	2,763,276
	$ 46,693,871	$31,613,303	$33,566,097

The lease lines represent recourse financing from commercial banks, payable in monthly installments which are based upon cash flow projections of lease receivables. Interest at 9.25% to 10.75% is paid monthly. The Company may borrow up to $2,830,901 ($10,000,000 at May 31, 2000 and $2,683,428 at November 30, 2001) and had additional availability on the lease lines of $725,030 at May 31, 2001 ($7,894,129 at May 31, 2000). The warehouse lines represent interim short-term financing from commercial banks, which bear interest at 9.25%. The Company can borrow up to $4,000,000 ($44,000,000 May 31, 2000) and had additional availability on warehouse lines of $958,165 ($17,415,948 at May 31, 2000 and $1,692,449 at November 30, 2001). The lease and warehouse lines are collateralized by lease receivables and underlying leased assets.

The commercial paper line is a $75,000,000 revolving asset-backed commercial paper warehouse facility, collateralized by lease receivables and underlying leased assets, with interest rates ranging from 7.03% to 9.07% (5.6% to 8.4% at November 30, 2001) under various swap agreements. This facility is provided by Autobahn Funding Company LLC on a five year term, which expires June 30, 2005. This facility is nonrecourse to First Portland Corporation, but is recourse to First Portland Funding II LLC, which is a bankruptcy remote subsidiary of First Portland Corporation. The loan agreement contains certain financial covenants. The Company was in compliance with the covenants as of May 31, 2001, and as of November 30, 2001.

Other notes payable consist of notes with various lenders. One note with a bank, has an outstanding balance of $294,632 and is collateralized by one of the Company's notes receivable. This note is due October 1, 2001 and bears interest at 12.5% and was fully paid as of November 30, 2001. Another note with a related party, has an outstanding balance of $468,695 ($485,439 at November 30, 2001) and is uncollateralized. The note is a demand note and bears interest at 9%.

NOTE G - NOTES AND LEASE PAYABLE - Continued

The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate notes payable. At May 31, 2001, the Company had outstanding interest rate swap agreements with commercial banks, having a notional interest rate of 4.18% and a total notional principal amount of $25,548,800 ($41,881,920 at November 30, 2001). Those agreements effectively change the Company's interest rate exposure on its $25,548,800 floating rate notes due May 2006 from the notional rate to fixed rates ranging from 7.03% to 9.07% (5.6% to 8.4% at November 30, 2001). The interest rate swap agreements mature at the time the related notes mature. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

NOTE H - INCOME TAXES

The Company and its wholly owned Subsidiary are included in the consolidated federal income tax return of FP Holdings, Inc.

Deferred income taxes consist of the following:

	November 30, 2001 (unaudited)	May 31, 2001	May 31, 2000
Deferred tax assets			
Net operating loss carryforwards	$ 595,000	$ 663,000	$ 1,534,000
Alternative minimum tax credit carryforward	734,000	734,000	444,600
Accrued expenses	72,800	126,300	96,700
Depreciation of property and equipment	17,600	15,700	32,700
Recognized tax return lease income greater than financial statements	1,041,000	932,000	304,600
Interest rate swaps	433,600	-	-
	2,894,000	2,471,000	2,412,600
Deferred tax liabilities			
Deferred gain on sale of subsidiary	-	176,600	538,100
Partnership losses recognized on tax return	166,400	89,400	-
Other	-	-	21,900
Unrealized gain on available-for-sale securities	17,000	89,725	595,000
	183,400	355,725	1,155,000
Net deferred tax assets	$ 2,710,600	$2,115,275	$1,257,600

The Company has net operating loss carryforwards of approximately $1,831,000 which begin to expire in 2005. The realization of the deferred tax asset is partially dependent upon the Company generating income before the expiration of the net operating loss carryforwards. Management believes this will be accomplished through the installment gain on the sale of its subsidiary Axiom, gain on sale of stock from warrants and the gain on the sale of certain leases.

NOTE H - INCOME TAXES - Continued

Income tax expense (benefit) consists of:

	Six months ended November 30, 2001 (unaudited)	Year ended May 31, 2001 (restated)	Year ended May 31, 2000 (restated)
Current	$ 21,382	$ 457,767	$ 375,003
Deferred	(83,700)	(352,400)	2,187,400
Total income tax expenses	(62,318)	105,367	2,562,403
Income tax attributable to discontinued operations	-	-	1,380,000
	$ (62,318)	$ 105,367	$ 1,182,403

Comprehensive income of $138,004 is net of deferred tax expense of $89,725 at May 31, 2001. Comprehensive loss of $640,696 is net of deferred tax benefit of $416,600 at November 30, 2001.

A reconciliation of income taxes at statutory rates to actual income taxes is as follows:

	Six months ended November 30, 2001 (unaudited)	Year ended May 31, 2001 (restated)	Year ended May 31, 2000 (restated)
Tax expense (benefit), at statutory rate	$ (53,754)	$ 89,527	$ 2,132,432
State income taxes, net of federal benefit	(8,564)	14,216	315,838
(Over) Under accrual of prior year taxes	-	-	94,592
Other	-	1,624	19,541
Total income tax expense (benefit)	$ (62,318)	$ 105,367	$ 2,562,403

NOTE I - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Supplemental disclosures consist of the following:

	Six months ended November 30, 2001 (unaudited)	Year ended May 31, 2001	2000
Cash paid during the year for			
Interest	$ 1,971,744	$ 3,543,971	$ 3,957,531
Income taxes	48,956	454,075	100,668
Noncash investing and financing activities			
Transfer lease receivables to accounts receivable	457,004	2,405,316	1,937,253
Transfer lease receivables to inventory and property held for resale	254,648	795,161	760,007
Equipment leased	-	-	59,135
Change in comprehensive income from available-for-sale securities	184,488	(1,283,215)	1,510,944

NOTE J - COMMITMENTS AND CONTINGENCIES

Incentive Compensation Plan

The Company has an unfunded, nonqualified incentive compensation plan. Benefits accrued under the plan are payable 120 days following: (i) fiscal year-end following successful completion of specific leases for sales employees; and (ii) retirement, termination, death or disability for managerial employees. A subjective bonus component of the plan sets aside amounts which the Board of Directors, in its sole discretion, may award to any employee. Such awards are payable 120 days following fiscal year-end. Incentive compensation expense was $36,800 and $12,358 for the years ended May 31, 2001 and 2000, respectively.

NOTE J - COMMITMENTS AND CONTINGENCIES - Continued

Lease Commitments

The Company leases facilities and equipment under noncancelable operating leases expiring at various dates through 2006. One facility is subleased under a lease which expires 2002. Total future minimum sublease rentals amount to $87,338. The minimum rental commitments, excluding sublease income, under operating leases are as follows:

Year ended May 31,	Six months ended November 30, 2001 (unaudited)	Year ended May 31, 2001
2002	$ 165,213	$ 330,426
2003	284,221	284,221
2004	85,796	85,796
2005	51,938	51,938
2006	3,350	3,350
	$ 590,518	$ 755,731

Rental expense for the years ended May 31, 2001 and 2000 was approximately $352,000 and $374,000, respectively, and $160,446 for the six months ended November 30, 2001. Included in rent expense is $192,000 paid to a related party in each of the years ending May 31, 2001 and 2000, and $96,000 for the six months ended November 30, 2001.

Lawsuits

The Company is involved in various legal matters, either as a plaintiff or defendant, involving failure of customers to pay. The ultimate outcome of these matters is unknown. In the opinion of management, the outcome of these matters will have no material effect on the Company's consolidated financial statements.

NOTE K – SEGMENT INFORMATION

The Company has three operating segments: Venture Leasing, Commercial Leasing, and Corporate and Administrative. Venture Leasing originates leases for start-up and early stage companies. Commercial Leasing orginates leases for all other customers. Corporate & Administrative includes the general corporate functions, as well as accounting, credit and collections departments.

Information by segment is as follows:

Six months ended November 30, 2001 (unaudited)

	Venture	Commercial	Corporate and Administrative	Consolidated
External revenues:				
Leasing	$ 206,431	$ 2,919,533	$ 19,837	$ 3,145,801
Commissions	79,136	4,909	-	84,045
Equity in earnings of affiliates	-	-	195,491	195,491
Gain on sale of securities	44,504	-	-	44,504
Other	559,980	1,255,986	55,484	1,871,450
Expenses:				
Interest expense	136,641	1,656,591	1,040	1,794,272
Provision for losses	-	417,075	-	417,075
Depreciation	-	19,967	73,369	93,336
Other expenses	62,485	854,210	2,278,012	3,194,707
Income tax expense	-	-	(62,318)	(62,318)
Discontinued operations	-	-	-	-
Net income	$ 690,925	$ 1,232,350	$ (2,019,056)	$ (95,781)
Segment assets	$ 1,178,337	$48,825,699	$ 7,878,406	$ 57,882,442

Fiscal year ended May 31, 2001

	Venture	Commercial	Corporate and Administrative	Consolidated
External revenues:				
Leasing	$ 1,274,049	$ 4,914,263	$ -	$ 6,188,312
Commissions	346,883	24,103	-	370,986
Equity in earnings of affiliates	-	-	133,286	133,286
Gain on sale of securities	2,008,409	-	-	2,008,409
Other	1,525,237	2,302,435	94,217	3,921,889
Expenses:				
Interest expense	459,945	3,124,699	-	3,584,644
Provision for losses	486,081	854,562	-	1,340,643
Depreciation	21,867	40,146	117,427	179,440
Other expenses	1,422,100	1,848,311	3,984,429	7,254,840
Income tax expense (restated)	-	-	105,367	105,367
Discontinued operations	-	-	-	-
Net income (loss) (restated)	$2,764,585	$ 1,373,083	$ (3,979,720)	$ 157,948
Segment assets	$4,839,374	$32,953,919	$ 4,899,756	$ 42,693,049

NOTE K – SEGMENT INFORMATION – CONTINUED

Fiscal year ended May 31, 2000

	Venture	Commercial	Corporate and Administrative	Consolidated
External revenues:				
Leasing	$ 3,177,220	$ 5,361,979	$ -	$ 8,539,199
Commissions	518,161	6,286	-	524,447
Equity in earnings of affiliates	-	-	19,659	19,659
Gain on sale of securities	2,542,083	-	299,087	2,841,170
Other income (expense)	1,505,518	1,534,636	(169,891)	2,870,263
Expenses:				
Interest expense	1,395,458	2,505,744	-	3,901,202
Provision for losses	885,470	439,100	-	1,324,570
Depreciation	43,637	45,635	64,116	153,388
Other expenses	1,277,858	1,601,770	3,708,896	6,588,524
Income tax expense (restated)	-	-	1,182,403	1,182,403
Discontinued operations - gain	-	-	2,064,804	2,064,804
Net income (loss) (restated)	$ 4,140,559	$ 2,310,652	$ (2,741,756)	$ 3,709,455
Segment assets	$ 17,836,327	$ 28,969,277	$ 82,848	$ 46,888,452

NOTE L – OTHER REVENUES

Other revenues consist of the following:

	Six months ended Nov. 30, 2001 (unaudited)	Year ended May 31, 2001	2000
CDWL fee income	$ 518,302	$ 902,389	$ 517,754
Gain on payoffs	292,399	531,095	538,630
Extended rents - end of lease	251,510	697,990	296,800
Late charges	146,747	391,654	476,634
Interim rents - beginning of lease	217,527	405,279	340,014
End of lease fees	79,824	123,823	91,933
Insurance fee income	35,920	45,909	14,000
Property tax processing	55,542	90,917	65,872
Security deposits retained	202,803	646,000	323,000
Broker referral fees	-	37,000	155,000
Other	70,876	49,833	50,626
Total	$ 1,871,450	$ 3,921,889	$ 2,870,263

NOTE M - DISCONTINUED OPERATIONS

The Company sold its interest in Axiom Electronics on November 12, 1999. Accordingly, its operations were considered discontinued in preparing the consolidated financial statements. The gain from Axiom Electronics was $2,064,804 (net of income tax expenses of $1,380,000). The gain consisted of an operating profit of $132,856, net of income tax expense of $88,600 and a gain on the sale of $1,931,948, net of income tax expense of $1,291,400.

NOTE N - 401(k) SAVINGS PLAN

The Company has a 401(k) savings plan which is available to eligible employees. All employees are eligible to participate after they have reached the age of 18. Participants may contribute any dollar amount up to 20% of their total compensation to the plan, but not to exceed an indexed limit each year. The Company does not contribute to the plan.

NOTE O – STOCK OPTIONS

During the year ended May 31, 1998, the Company's Board of Directors adopted the 1997 Stock Option Plan (the Plan). As of May 31, 2001, 127 shares of the Company's common stock have been reserved for issuance under the Plan. Under the Plan, incentive stock options may be granted to any officer or other employee of the Company or any related corporation. On September 1, 2001 the plan was amended, and there are now 313 shares reserved for issuance under the plan.

The exercise price per share for incentive stock options shall not be less than the fair market value per share of Common Stock on the date of such grant. Non-qualified options may be granted to any director (whether or not an employee), officer, employee, or consultant of the Company or any related Corporation. The exercise price per share for non-qualified options shall not be less than eighty-five percent (85%) of the fair market value per share of common stock on the date of such grant. Stock options vest at a rate as determined by the Board. The options granted vest at approximately 10% per year and 52 shares are vested and available to purchase at May 31, 2001, and 85 shares vested at November 30, 2001.

Additionally in 1994, the Company sold 42 shares of stock to employees in consideration for a non-recourse note receivable of $357,567. The demand note bears interest at prime plus 1.5%. The note contains a repurchase option in the event the employees' employment ends. This transaction is accounted for as a grant of stock options and is included below. On November 20, 2001 the employees transferred the 42 shares back to the Company in repayment of the notes outstanding.

NOTE O – STOCK OPTIONS - Continued

Stock options are as follows:

	Shares Available for Grant	Number of Shares Granted	Weighted Average Exercise Price	Aggregate Price
Balance, May 31, 1999	-	127 42	$ 4,205 8,514	$ 534,035 357,567
Options granted	-	-	-	-
Balance, May 31, 2000	-	169		891,602
Options granted	-	-	-	-
Balance, May 31, 2001	-	169		891,602
Option shares reserved (unaudited)	186	-		-
Options granted (unaudited)	(184)	184	5,850	1,076,400
Options cancelled (unaudited)	-	(42)	8,514	(357,567)
Balance, November 30, 2001 (unaudited)	2	311		$ 1,610,435

The Company has adopted the disclosure only provision of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. The Company continues to account for stock-based compensation under Accounting Principles Board Opinion No. 25 and, accordingly, no compensation expense has been recognized for the Plan during the year ended May 31, 2001. The effects of applying the disclosure only provision of SFAS No. 123 for the year ended May 31, 2001 would not result in a significant difference between reported net income and pro forma net income as computed under SFAS 123.

NOTE P – RESTATEMENT

The financial statements for 2001 and 2000 have been restated to account for an overstatement of the 2000 state income tax expense that was previously recognized in 2001. The effect of the restatement on the 2001 financial statements was to increase income tax expense and beginning retained earnings by $55,665. The effect of the restatement on the 2000 financial statements was to reduce income tax expense and income taxes payable by $55,665.

NOTE Q – INTEREST RATE SWAPS (UNAUDITED)

Due to the fixed payment nature of the lease receivable contracts resulting from the lease origination business, and the floating rate nature of the commercial paper facility used for permanent financing of the lease contracts, the Company enters into Interest Rate Swap transactions simultaneous with each pledge of lease receivables to the facility. These swap transactions are cash flow hedges to eliminate the uncertainty of future interest payments. By implementing these swaps for each loan, the Company assures itself that it will pay the "fixed" interest rates identified by each swap agreement, i.e. it will pay the variable commercial paper rate, plus the net settlement for each swap.

As required under FAS 133, effective June 1, 2001, the Company recognizes the fair value of the swaps (derivative instruments) in its balance sheet, as either assets or liabilities, as measured by the net positions of all swaps at the balance sheet date. The offsetting amount will be reported as a component of other comprehensive income in the equity section of the balance sheet. This amount is reported as a cumulative effect of adoption of FAS 133 as of June 1, 2001. At subsequent reporting dates, the asset or liability, and related accumulated other comprehensive income, is adjusted to the net position of the swaps at the reporting date. Since each swap is considered to be highly effective as a cash flow hedge, there is no gain or loss reported in earnings, as long as the swaps continue per the original swap agreements. Interest expense is reported each month as the total of the interest paid on the commercial paper, plus the net swap settlements. The amount of accumulated other comprehensive income would be reclassified into earnings (gain or loss) only upon the early termination of the swap agreements. As long as the Company has no intention or requirement to terminate such swap agreements early, then there is no expected amount to be reclassified into earnings. At November 30, 2001, the Company has no intention to terminate any swap agreements early.

SIGNATURES

The issue has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on April 22, 2002.

First Portland Corporation

By ______________________
Leonard Ludwig
Its Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints LEONARD LUDWIG his true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Date: April 22, 2002

/s/ Leonard Ludwig
Leonard Ludwig
Chief Executive Officer, Director

Date: April 22, 2002

/s/ Arthur E. Levinson
Arthur E. Levinson
Vice President, Secretary, Director

Date: April 22, 2002

/s/ Randy R. Morris
Randy R. Morris
Chief Financial Officer

Date: April 22, 2002

/s/ John J. Estok
John J. Estok
President, Chief Operating Officer, Director

PART III – EXHIBITS

Item 1. Index to Exhibits

Title

3.1 Articles of Incorporation **(Filed Previously)**

3.2 Bylaws **(Filed Previously)**

3.3 Subordinated Debenture **(Filed Previously)**

4.1 Subscription Agreement **(Filed Previously)**

10.1 Operating Agreement of CDW Leasing, LLC between First Portland Corporation and CDW Capital Corp. dated April 27, 1999 **(Filed Previously)**

10.2 Servicing Agreement between First Portland Corporation and Ascot Center Associates III dated January 1, 1996 **(Filed Previously)**

10.3 Servicing Agreement between First Portland Corporation and CDW Leasing, LLC dated April 27, 1999 **(Filed Previously)**

10.4 Receivables Loan and Security Agreement among First Portland Corporation, FPC Funding II LLC, DG Bank Deutsche Geuosseuschaftsbank AG, Autobahn Funding Company LLC and Norwest Bank Minnesota, N.A. dated June 30, 2000 **(Filed Previously)**

10.5 Employment Agreement between First Portland Corporation and Leonard Ludwig dated June 5, 1984 **(Filed Previously)**

10.6 Employment Agreement between First Portland Corporation and Arthur E. Levinson dated June 5, 1984 **(Filed Previously)**

10.7 Employment Agreement between First Portland Corporation and John D. Saefke dated January 3, 1994 **(Filed Previously)**

10.8 Employment Agreement between First Portland Corporation and Gary T. Harinski dated April 7, 1996 **(Filed Previously)**

10.9 Employment Agreement between First Portland Corporation and John J. Estok dated June 4, 1996 **(Filed Previously)**

10.10 Employment Agreement between First Portland Corporation and Craig E. Shipley dated December 1, 1996 **(Filed Previously)**

10.11 Employment Agreement between First Portland Corporation and Kurt Zwetschke dated August 28, 2000 **(Filed Previously)**

10.12 Employment Agreement between First Portland Corporation and Randy R. Morris dated January 24, 2001 **(Filed Previously)**

10.13 Employment Agreement between First Portland Corporation and James K. Merrilees dated July 31, 2001 **(Filed Previously)**

10.14 Lease between First Portland Corporation and Ascot Center Associates dated June 1, 1998 **(Filed Previously)**

10.15 Lease between First Portland Corporation and Spieker Properties, L.P. dated July 13, 1999 **(Filed Previously)**

10.16	Lease between First Portland Corporation and Solano Associates dated April 26, 2000 **(Filed Previously)**
10.17	Lease between First Portland Corporation and Olen Commercial Realty Corp. dated August 20, 2001 **(Filed Previously)**
10.18	Promissory notes from Leonard Ludwig **(Filed Previously)**
10.19	Promissory notes from Arthur Levinson **(Filed Previously)**
23.1	Consent of White & Lee LLP (included in Opinion, 24.1)
23.2	Consent of Grant Thornton LLP
24.1	Opinion of White & Lee LLP (to be filed by amendment) **(Filed Previously)**

EXHIBIT 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the use of our report dated August 17, 2001, except for Note A11, as to which the date is October 29, 2001, and Notes H, K and P, as to which the date is December 18, 2001 on the consolidated financial statements of First Portland Corporation for the two years ended May 31, 2001. Such report is being included in an Offering Statement to be filed by First Portland Corporation under Regulation A of the Securities Act of 1933.

We also consent to the reference of our firm under the caption "Experts" in such Offering Circular.

Portland, Oregon
April 8, 2002

Grant Thornton LLP